24-10045

03016890

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

ADAMUS CORPORATION
(Name of small business issuer in its charter)

Florida		
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial) Classification Code Number)	(I.R.S. Employer Identification Number.)

650 West Avenue, Suite 1509
Miami Beach, FL 33139
Phone: (305) 206-5787
(Address and telephone number of registrant's
principal executive offices
and principal place of business)

with copies to:

Adam J. Laufer Esq.
5757 Upper Lachine Road
Montreal, Quebec H4A 2B1
Canada
Tel. 514-448-4343
Fax.514-448-4344

Life Extensions HRT, Inc.
650 West Avenue, Suite 1509
Miami Beach, Florida 33139
Tel. (305) 913-7733
(Name, address, and telephone number
of agent for service)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Number of pages in this offering Circular is 63

SUBJECT TO COMPLETION, DATED ________, 2003

PRELIMINARY PROSPECTUS

ADAMUS CORPORATION
5,000,000 Shares
Common Stock
(par value $0.0001 per share)

We are currently a wholly-owned subsidiary of Life Extensions HRT, Inc. In the spin-off described in this prospectus, Life Extensions HRT will distribute 5,000,000 or 50% (one half) of the shares of our common stock held by Life Extensions HRT on a pro rata basis to the holders of Life Extensions HRT common stock.

In the spin-off, you will receive one (1) share of our common stock for every two (2)shares of Life Extensions HRT common stock that you held at the close of business on the spin-off record date, currently expected to be on or about , 2003. Immediately following the spin-off, we will be an independent, publicly traded company.

We are sending you this prospectus to describe the spin-off. We expect the spin-off to occur on or about , 2003. On or shortly after the expected spin-off date:

- holders of record of Life Extensions HRT common stock on the spin-off record date will have credited to a book-entry account established for them by, and maintained at Interstate Stock Transfer Company Bank (our registrar and transfer agent) the number of shares of our common stock to which they are entitled in the spin-off; and

- beneficial owners of shares of Life Extensions HRT common stock on the spin-off record date should have credited to their brokerage, custodian or similar account through which they own their Life Extensions HRT common stock, the number of shares of our common stock to which they are entitled in the spin-off.

This prospectus explains the spin-off in detail and provides important information regarding Adamus We urge you to read it carefully. There are conditions that must be met for the spin-off to proceed. These conditions are described in the section entitled "The Spin-Off - Conditions to Spin-Off; Termination of Spin-Off."

If Life Extensions HRT shareholders approve the spin-off at the special meeting, no further shareholder action will be necessary for you to receive the shares of our common stock to which you will be entitled in the spin-off. This means that:

- you will not need to pay any consideration to Life Extensions HRT or to us; and

- you will not need to surrender any shares of Life Extensions HRT common stock to receive your shares of our common stock.

Before this offering, there has been no public market for our common stock and our common stock is not listed on any stock exchange or on the over-the-counter market. This distribution of our common shares is the first public distribution of our shares. It is our intention to seek a market maker to publish quotations for our shares on the OTC Electronic Bulletin Board; however, we have no agreement or understanding with any potential market maker. Accordingly, we can provide no assurance to you that a public market for our shares will develop and if so, what the market price of our shares may be.

As you review this prospectus, you should carefully consider the matters described in "Risk Factors" beginning on page 8.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM

REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price/unit	Proposed maximum aggregate price
Common Stock	5,000,000	-	-*

*This prospectus is being filed with respect to the distribution of 5,000,000 shares of our common stock to holders of Life Extensions HRT common stock on the spin-off record date. It does not relate to any distribution of shares for cash, and neither we nor Life Extensions HRT will receive any consideration for the shares. The availability of Regulation A and the use of this Form 1-A, under the Securities Act of 1933, as amended is premised on our book value which is $24,840, of which the shares offered herein represent 50% of the total shares outstanding.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

The date of this prospectus is , 2003.

Adamus Corporation

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus.

This prospectus is being filed with respect to the distribution of 5,000,000 shares of our common stock to holders of Life Extensions HRT common stock on the spin-off record date. It does not relate to any distribution of shares for cash, and neither we nor Life Extensions HRT will receive any consideration for the shares. The availability of Regulation A is premised on our book value.

Until __________________________, 2003, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

THE SPIN-OFF

The following is a brief summary of the terms of the spin-off.

The Spin-Off
The spin-off is the method by which LIFE EXTENSIONS HRT will be separated into two independent companies:

- Adamus, which will consist of LIFE EXTENSIONS HRT's online pharmacy and prescription drug marketing business; and

- LIFE EXTENSIONS HRT, which will consist of LIFE EXTENSIONS HRT's research & development, physician and clinic businesses, dietary supplement business, direct marketing, operating the life Extensions.com website and its subsidiaries and affiliates associated with these businesses.

Distributing Company
LIFE EXTENSIONS HRT. After the spin-off, LIFE EXTENSIONS HRT nor will own 5,000,000 or 50% of our capital stock.

Spun-Off Company.
Adamus Corporation, currently a wholly-owned subsidiary of LIFE EXTENSIONS HRT. After the spin-off, we will be an independent publicly traded company.

Securities to be Distributed
Approximately 5,000,000 shares of our common stock, which is to be half (50%) of the shares of our common stock held by LIFE EXTENSIONS HRT immediately prior to the spin-off. Immediately following the spin-off, we estimate that about 95 stockholders of record will hold shares of our common stock, although some of the shares may be registered in the name of a single stockholder who represents a number of stockholders.

Distribution Ratio
You will receive 1 share of our common stock for each 2 shares of LIFE EXTENSIONS HRT common stock that you hold on the spin-off record date.

Spin-Off Record Date
Expected to be , 2003 (close of business)

Spin-Off Date
Expected to be , 2003

Distribution Agent
Interstate Stock Transfer Company, the registrar and transfer agent for shares of LIFE EXTENSIONS HRT common stock.

Registrar and Transfer Agent
Interstate Stock Transfer Company, the registrar and transfer agent for shares of our common stock.

Trading Market
There is currently no trading market for our common stock. Our shares will not be listed on any national stock exchange or the Nasdaq Stock Market. It is our hope that the shares will be quoted by one or more market makers on the OTC Electronic Bulletin Board, although we have no agreements or understandings with any market maker to do so.

Tax Consequences
LIFE EXTENSIONS HRT believes that the spin-off qualifies as a tax-free distribution for U.S. federal income tax purposes. You should consult with your tax advisor as to the particular tax consequences to you of the spin-off. See

"The Spin-Off - Material U.S. Federal Income Tax Consequences" for a more detailed description of the U.S. federal income tax consequences of the spin-off.

Book-Entry Shareholding

On or shortly after the spin-off date:

• holders of record of shares of LIFE EXTENSIONS HRT common stock on the spin-off record date will have credited to a book-entry account established by, and maintained at Interstate Transfer Company (our registrar and transfer agent) the number of shares of our common stock to which they are entitled in the spin-off; and

• beneficial owners of shares of LIFE EXTENSIONS HRT common stock on the spin-off record date should have credited to their brokerage, custodian or similar account through which they own their LIFE EXTENSIONS HRT common stock, the number of shares of our common stock to which they are entitled in the spin-off.

Relationship with LIFE EXTENSIONS HRT after the Spin-Off

We expect to enter into a Spin-off Agreement with LIFE EXTENSIONS HRT, which will provide for, among other things, the separation of our business operations from LIFE EXTENSIONS HRT and the spin-off, as well as certain ancillary agreements with LIFE EXTENSIONS HRT, which are described in the section entitled "Relationship With LIFE EXTENSIONS HRT."

No Proceeds from the Spin-Off

Because this is not an offering for cash, there will be no proceeds from the spin-off.

Our Management and Management Compensation after the Spin-Off

The compensation, awards and other benefits payable to selected members of our management after the spin-off are described in the section entitled "Management."

You should carefully read the "Risk Factors" beginning on page 8.

If you have any questions relating to the spin-off, you should contact Interstate Transfer Company our registrar and transfer agent at:

Interstate Transfer Company
6084 South 900 East, Suite 101
Salt Lake City, Utah 84121
Tel: 801-281-9746

After the spin-off, if you are a Adamus stockholder and have questions relating to the spin-off, you can contact us directly. Our contact information is:

Adamus Corporation
650 West Avenue, Suite 1509
Miami Beach, Florida 33139
Fax: (305)913-7732
Attention: Investor Relations

ABOUT OUR COMPANY

Please note that throughout this prospectus the words; "Adamus", the "Company", "we", "our" or "us" refers to Adamus Corporation. We will refer to the parent corporation separately as "Life Extensions HRT" or "Life Extensions", respectively.

We were formed and organized by Life Extensions HRT in February 2003 as part of its strategic plan to restructure its operations. Effective March 1, 2003, Life Extensions HRT transferred to us certain assets in exchange for 5,000,000 shares of our common stock. The assets consisted primarily of Life Extensions HRT's interest in its online pharmacy, prescription drug marketing properties and customer databases. Since the restructuring, our principal activity has been the operations of Adamus.

Through Adamus, we are engaged in the business of online marketing of prescription drug fulfillment services. Our services affords customers the convenience of purchasing their prescription medicines online with the convenience of next day home delivery.

Our principal executive offices are currently located in Miami Florida, at 650 West Avenue, Suite 1509, Miami, Florida 33139.

Summary Financial Data

The following financial information summarizes the more complete historical financial information enclosed in this prospectus. You should read the information below along with all other financial information and analysis in this prospectus. Please do not assume that the results below indicate results we will achieve in the future. The unaudited pro forma condensed consolidated balance sheet as of March 1, 2003 has been prepared as if the spin-off and our separation from Life Extensions HRT had occurred as of August 1, 2002. The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 2002 have been prepared as if the spin-off and our separation from Life Extensions HRT had occurred as of August 1, 2002.

Adamus Corporation
BALANCE SHEET
DECEMBER 31, 2002

ASSETS	
CURRENT ASSETS	
Cash	$ 11,915
TOTAL CURRENT ASSETS	11,915
Intangible Assets	12,925
TOTAL ASSETS	$ 24,840
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
TOTAL CURRENT LIABILITIES	-
TOTAL LIABILITIES	$ -
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Common stock, $0.0001 par value, 20,000,000 shares authorized, 5,000,000 shares issued and outstanding	-
Capital in excess of par value	31,712
Deficit accumulated in the development stage	(6,872)
TOTAL STOCKHOLDERS' EQUITY	24,840
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 24,840

RISK FACTORS

You should carefully consider each of the following risks and all of the other information set forth in this prospectus. Some of the following risks relate principally to our separation from Life Extensions HRT. Other risks relate principally to our business in general and the industry in which we operate. Finally, other risks relate principally to the securities markets and ownership of our common stock. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In such case, the value of our common stock could decline, and you may lose all or part of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Related to Our Business

. We Are an Early Stage Company and We Expect to Encounter Risks and Difficulties Frequently Faced by Early Stage Companies in New and Rapidly Evolving Markets

Because medstomail.com was founded in August 2002 and we only began selling products in September 20002, we have a limited operating history on which to base an evaluation of our business strategy. An investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. These challenges include our:

. Need to increase our brand name awareness;

. Need to attract and retain customers at a reasonable cost;

. Dependence on Web site and transaction processing performance and reliability;

. Need to manage changing and expanding operations;

. Dependence on a limited number of fulfillment partners;

. Need to compete effectively;

In addition, because of our limited operating history and the early stage of development of our market, we have limited insight into trends that may emerge and affect our business. We cannot be certain that our business strategy will be successful or that we will successfully address these risks. Any failure to do so would seriously harm our business and operating results.

We may incur material costs in connection with our separation from LIFE EXTENSIONS HRT.

We may incur costs and expenses greater than those we have planned for in connection with our separation from LIFE EXTENSIONS HRT. These increased costs and expenses may arise from various factors, including financial reporting costs associated with being a public company and financing costs greater than those expected, arising from changes in prevailing interest rates and increased difficulty in obtaining financing as a stand-alone entity. We cannot assure you that these costs will not be material to our business.

Pre- or post-spin-off acquisitions of the stock of LIFE EXTENSIONS HRT or Adamus could render the spin-off taxable to LIFE EXTENSIONS HRT and, in certain circumstances, its shareholders.

LIFE EXTENSIONS HRT expects that the spin-off will qualify for tax-free treatment under Section 355 of the Internal Revenue Code of 1986, as amended, or the Code. Assuming the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, LIFE EXTENSIONS HRT may nevertheless be subject to tax under Section

355(e) of the Code if 50 percent or more of the capital stock, by vote or value, of LIFE EXTENSIONS HRT or Adamus is acquired, directly or indirectly, as part of a plan or series of related transactions that include the spin-off. If Section 355(e) of the Code were to apply, the spin-off would remain tax-free to each holder of our capital stock, but LIFE EXTENSIONS HRT would be required to pay a corporate tax on the spin-off, based on the excess of the fair market value of our shares of common stock distributed in the spin-off over LIFE EXTENSIONS HRT's tax basis for such shares. In addition, without regard to Section 355(e), a pre- or post-spin-off acquisition of LIFE EXTENSIONS HRT or Adamus that is taxable, in whole or in part, could render the spin-off taxable to LIFE EXTENSIONS HRT and the shareholders of LIFE EXTENSIONS HRT if the spin-off, when coupled with the acquisition, is treated as a "device" for the distribution of earnings and profits under general principles of Section 355.

Under the tax sharing agreement between us and LIFE EXTENSIONS HRT, we would be required to indemnify LIFE EXTENSIONS HRT against a portion of the tax liability resulting under Section 355(e), or Section 355 generally, if such taxable gain resulted solely from our actions, including as a result of an acquisition or issuance of our capital stock. To this end, pursuant to the tax sharing agreement, during the two-year period following the spin-off we are precluded from engaging in certain transactions unless LIFE EXTENSIONS HRT first obtains a supplemental private letter ruling from the IRS to the effect that such transaction will not adversely affect the tax-free status of the spin-off. In addition, in certain circumstances we and LIFE EXTENSIONS HRT would each be responsible for 50 percent of the tax liability incurred by reason of the spin-off not qualifying as tax-free under Section 355 of the Code. A more complete discussion of the relevant provisions of federal income tax law appears in the section entitled "The Spin-Off - Material U.S. Federal Income Tax Consequences" of this prospectus.

Our historical and pro forma financial information may not be representative of our results as a separate company.

The historical and pro forma financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented, or what our results of operations, financial position and cash flows will be in the future. This is because:

• we have made certain adjustments and allocations since LIFE EXTENSIONS HRT did not account for us as, and we were not operated as, a single, stand-alone business for the periods presented; and

• the information does not reflect certain changes that will occur in our funding and operations as a result of our separation from LIFE EXTENSIONS HRT.

Accordingly, we cannot assure you that our historical results of operations are indicative of our future operating or financial performance.

Consumers of Pharmacy Products May Not Accept Our Solution

If we do not attract and retain a high volume of online customers to our store at a reasonable cost, our business and operating results will be negatively affected. We may not be able to convert a large number of customers from traditional shopping methods to online shopping for pharmacy products. Specific factors that could prevent widespread customer acceptance of our solution, and our ability to grow revenues, include:

. Shipping charges, which do not apply to shopping at traditional drugstores;

. Delivery time associated with Internet orders, as compared to the immediate receipt of products at a physical store;

. Pricing that does not meet customer expectations of "finding the lowest price on the Internet;"

. Lack of consumer awareness of our online pharmacy;

. Customer concerns about the security of online transactions and the privacy of their personal health information;

. Product damage from shipping or shipments of wrong or expired products from our fulfillment partners or other vendors, resulting in a failure to establish customers' trust in buying drugstore items online;

- Delays in responses to customer inquiries or in deliveries to customers;
- Inability to serve the acute care needs of customers, including emergency prescription drugs and other urgently needed products; and
- Difficulties in returning or exchanging orders.

We Have a History of Losses and Expect Future Losses

We incurred net losses of $6,872 for the period from inception through December 31, 2002. We have not achieved profitability. We believe that we will continue to incur operating and net losses for the foreseeable future and that the rate at which we will incur such losses will increase significantly from current levels. Because we expect our sales and marketing, product development and general and administrative expenses to continue to increase for the foreseeable future, we must attract a high volume of customers to our Web site to become profitable. In addition, we will incur expenses related to product shipping that we may decide not to fully pass on to customers. We only began selling products in October 2002 and cannot be certain that we will obtain enough customer traffic or a high enough volume of purchases to generate sufficient revenues and achieve profitability. We expect that it will take several years to build a critical mass of customers. Because of our limited operating history and the early stage of the online market for drugstore products, historical trends and expected performance are difficult to analyze.

We May Not Succeed in Establishing the medstomail.com, pillshipper.com, getbluetabs.com and the Adamus Brand

We believe that continuing to strengthen our brand is critical to achieving widespread acceptance of our online properties, particularly because of the competitive nature of the online market for pharmacy and nutritional supplement products. In particular, if we do not establish our brand quickly, we may lose the opportunity to build a critical mass of customers. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide consistent, high quality customer experiences. To promote our brand, we will need to commit substantial financial resources to creating and maintaining brand loyalty among customers. This includes continuing our advertising efforts on major Internet destinations such as Google.com, Overture.com and other Web sites our customers are likely to visit. We cannot be certain that these brand promotion activities will yield increased revenues or that any such revenues will be sufficient to offset the expenses incurred in building our brand.

We Expect Our Quarterly Financial Results to Fluctuate

Our revenues and operating results are expected to vary significantly from quarter to quarter due to a number of factors, including:

- Demand for our products;
- Our ability to attract visitors to our Web store and convert those visitors into customers;
- The frequency of repeat purchases by customers;
- Shifts in the nature and amount of publicity for us or our competitors;
- Changes in the growth rate of Internet usage;
- Average order size;
- The mix of products sold;
- Our ability to scale technology and upgrade order processing capabilities;
- Our ability, and that of our fulfillment partners, to ensure

sufficient product supply;

. Changes in our pricing policies or the pricing policies of our competitors;

. Changes in government regulation;

. Costs related to potential acquisitions of technology or businesses.

We currently expect that substantially all of our revenues for the foreseeable future will come from orders of pharmacy products on our Web stores. The volume and timing of such orders are difficult to predict. Our operating expenses are largely based on anticipated revenue trends and a high percentage of our expenses are fixed in the short term. As a result, a delay in generating or recognizing revenue for any reason could cause significant variations in our operating results from quarter to quarter and could result in substantial additional operating losses. In addition, due to the limited operating history of our Web store, we do not have a material amount of repeat business from regular customers. Because our Web site is designed to encourage repeat business and we do not yet have sufficient historical data on how successful this strategy will be, we cannot currently forecast revenue from regular customers or overall anticipated revenue trends.

Because of our limited operating history and the early stage of the online market for drugstore products, historical trends and expected performance are difficult to analyze. Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance.

Absence of Insurance Reimbursement Coverage Increases Our Dependence on Cash Purchases

To obtain reimbursement on behalf of our customers for the prescription products that they purchase on our Web site, we need to obtain contracts with numerous insurance companies and pharmacy benefit management companies (PBMs). Our ability to obtain contracts with insurance companies and PBMs is uncertain. Many of these companies are in the early stages of evaluating the impact of the Internet and online pharmacies on their businesses. Many of these companies may delay their decisions to contract with online pharmacies or may decide to develop their own Internet capabilities that may compete with us. In addition, many insurance companies have existing contracts with chain drugstores and PBMs that have announced their intentions to establish online pharmacies. It is likely that some insurance companies and PBMs will contract with only one or a limited number of online pharmacies. If our online competitors obtain these contracts and we do not, we would be at a competitive disadvantage.

In addition, in the event we are successful in establishing contracts with insurance companies and PBMs, we will have to process each insurance application individually, which may raise the costs of processing prescription orders and delay our order processing time. Customers may not initially embrace our online insurance coverage procedure. As a result, we may remain dependent on customers who are willing to pay cash for their prescriptions. In addition, the cash market as a percentage of the overall market for prescriptions has declined. Further, the inclusion of prescription drugs in certain aspects of Medicare coverage as is being considered in legislation before the U.S. Congress may decrease the amount of customer cash payments for prescription products. A disproportionate dependence on cash purchases may limit the amount of the prescription drug market that we can service, and may thus have an adverse impact on our business.

We Depend on a Limited Number of Fulfillment Partners; If They Do Not Perform, We Will Not Be Able to Effectively Ship Orders

To generate the significant customer traffic, volume of purchases and repeat purchases that we believe are crucial to obtaining sufficient revenues, we must develop and maintain customer trust in the timing and accuracy of our product deliveries. We purchase all of our pharmaceutical products from one vendor, MedWeb, Inc. We carry no inventory and rely to a large extent on rapid fulfillment from MedWeb. A breach by MedWeb of our contracts with them could result in a major disruption of our business. Our business could also be significantly disrupted if MedWeb were to suffer adverse developments that affect their ability to supply products to us. In addition, MedWeb provides fulfillment services to other competitors and MedWeb itself operates their own online pharmacy and is a competitor of our Company.

In the event of a termination of our agreement with MedWeb or if for any reason MedWeb is unable or unwilling to supply products to us in sufficient quantities and in a timely manner, we may not be able to secure alternative fulfillment partners on acceptable terms in a timely manner, or at all.

Our current vendors or fulfillment partners may not continue to sell merchandise to us on current terms and we may not be able to establish new or extend current vendor or fulfillment terms on a timely basis or at all. Negotiating and implementing relationships with additional vendors or distributors would take substantial time and resources. If we cannot develop and maintain relationships with vendors that allow us to obtain sufficient quantities of merchandise on acceptable commercial terms, our business may be materially adversely affected.

Because we rely on third parties to fulfill orders, we depend on their systems for tracking inventory and financial data. In addition, our order fulfillment and distribution process requires us to cooperate extensively with our fulfillment partners with respect to the coordination of separate information technology systems. To the extent there are any problems, we cannot ensure that such problems will be resolved on a timely basis or at all. In addition, if we establish new fulfillment partner relationships, we cannot be sure that we will be able to integrate our respective information systems on a timely basis. If our fulfillment partners' systems fail or are unable to scale or adapt to changing needs, we may not have adequate, accurate or timely inventory or financial information. Our failure to have adequate, accurate or timely inventory and financial information would harm our ability to manage our business effectively.

In addition, we depend on our fulfillment partners to comply with federal, state and local regulations that apply to their performance of services for us. Their failure to comply may have an adverse impact on our business.

We also rely on third-party carriers for product shipments, including shipments to and from distribution facilities. We are therefore subject to the risks, including employee strikes and inclement weather, associated with our fulfillment partners and of our carriers' ability to provide product fulfillment and delivery services to meet our fulfillment and shipping needs. Failure to deliver products to our customers in a timely and accurate manner, would harm our reputation, the medstomail.com, pillshipper.com, getbluetabs.com drugstore.com and Adamus brands and our business and results of operations.

Pharmacy or Prescription Processing Errors Could Produce Liability and Significant Adverse Publicity

Pharmacies occasionally make mistakes relating to prescriptions, dosage and other aspects of the medication dispensing process. For example, a study of community pharmacies appearing in the December 1995 issue of American Pharmacy found that 24% of prescriptions contained dispensing errors and 4% of prescriptions contained errors that were clinically significant. We expect that sales of pharmaceutical products will account for a significant percentage of our revenues. Because we distribute these products directly to the consumer, we are the most visible participant in the medication distribution chain. Further, our pharmacists are required by law to offer counseling, without additional charge, to our customers about medication, dosage, delivery systems, common side effects and other information deemed significant by the pharmacists. Our pharmacists may have a duty to warn customers regarding any potential adverse effects of a prescription drug if the warning could reduce or negate such effects. This counseling is in part accomplished through e-mail and inserts included with the prescription, which may increase the risk of miscommunication because the customer is not personally present or may not have provided all relevant information. We plan to carry general liability, product liability and professional liability insurance, however we may not be able to procure such coverages at a reasonable cost or at all, in the event we do procure such coverages there are no assurances that those insurance policies will cover potential claims of this type or may not be adequate to protect us from all liability that may be imposed. In addition, there could be severe negative publicity if we are sued on these or other grounds, which could hurt our respective brands and prevent us from attracting and retaining customers. We cannot be certain that we will be able to maintain general liability, products liability and professional liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities.

In addition, because we and other online pharmacies offer a novel shopping experience, pharmacy errors either by us or our competitors may produce significant adverse publicity either for us or the entire online pharmacy industry. Because of the significant amount of recent press coverage on Internet retailing, we believe that we will be subject to a higher level of media scrutiny than other pharmacy product channels. The amount of negative publicity that we or the online pharmacy industry receive as a result of pharmacy or prescription processing errors could be disproportionate in relation to the negative publicity received by other pharmacies making similar mistakes. We have no control over the pharmacy practices of our competitors, and we cannot ensure that our pharmacists or our prescription processing department will be able to operate without error. We believe customer acceptance of our online shopping experience is based in large part on consumer trust, and negative publicity could erode such trust, or prevent it from growing. This could result in an immediate reduction in the amount of orders we receive and adversely affect our revenue growth.

We Expect Significant Increases in Our Operating Expenses

We intend to increase our operating expenses substantially as we:

. Increase our sales and marketing activities, particularly advertising efforts;

. Increase our general and administrative functions to support our growing operations;

. Develop enhanced technologies and features to improve our Web site;

. Enhance our distribution fulfillment processes; and

. Possibly buy or build our own distribution facilities.

With these additional expenses, we must significantly increase our revenues to remain profitable. We anticipate that these expenses will significantly precede any revenues generated by our increased spending. If we do not significantly increase revenues after investing in these efforts, our operating results would be seriously harmed. Our efforts to enhance our products, increase our sales and marketing activities and expand our customer and pharmacist support organizations may be more expensive that we currently anticipate.

We Face the Risk of Systems Interruptions and Capacity Constraints on Our Web Site

The satisfactory performance, reliability and availability of our recently opened Web sites, transaction processing systems and network infrastructure are critical to our reputation and our ability to attract and retain customers and to maintain adequate customer service levels. From time to time, we have experienced temporary system interruptions for a variety of reasons, including power failures, software bugs and computer viruses. We may not be able to correct any problem in a timely manner. Because we outsource certain aspects of our system and because some of the reasons for a systems interruption may be outside of our control, we also may not be able to exercise sufficient control to remedy the problem quickly or at all. Any future system interruption that results in the unavailability of our Web site or reduced order fulfillment performance could result in loss of sales, which would negatively affect our business.

To the extent that customer traffic grows substantially, we will need to expand the capacity of our systems to accommodate a larger number of visitors. We will be required to add additional software and hardware and further develop and upgrade our existing technology, transaction-processing systems, network infrastructure and distribution facilities to accommodate increased traffic on our Web site and increased sales volume through our transaction-processing systems. Any inability to scale our systems may cause unanticipated system disruptions, slower response times, degradation in levels of customer service, impaired quality and speed of order fulfillment, or delays in reporting accurate financial information. We are not certain that we will be able to accurately project the rate or timing of increases, if any, in the use of our Web site or in a timely manner to effectively upgrade and expand our transaction-processing systems or to integrate smoothly any newly developed or purchased modules with our existing systems.

We Need to Manage Changing and Expanding Operations

Our ability to successfully offer products and services and implement our business strategy in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our transaction-processing, operational, financial and managerial controls and reporting systems and procedures, and will need to hire, train and manage our work force. Mr. Rigg, our president and chief executive officer, and our other managers have no prior senior management experience at public companies or in the healthcare industry. We cannot be certain that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, that management will be able to hire, train, retain, motivate and manage required personnel or our management will be able to successfully identify, manage and exploit existing and potential market opportunities.

We May Need to Establish Our Own Distribution Centers

We are in the process of evaluating our long-term distribution strategy. At some point, it is possible that we may need to establish our own distribution centers either to achieve greater control over the distribution process or to ensure adequate supplies of products to our customers. Opening one or more distribution centers would require significant capital investments in facilities and equipment, would require us to hire and train a significant number of new employees, would require us to establish a significant number of direct relationships with manufacturers and could divert management attention from other issues. In addition, we may be unable to obtain products on terms as favorable as our fulfillment partners. We would need to develop or license distribution software to ensure timely and accurate shipments. If we opened our own pharmacy operation we would become subject to additional regulatory requirements and related costs.

To obtain funds for this expansion, we may need to raise additional funds through the issuance of equity, equity-related or debt securities or through obtaining credit from financial institutions. We cannot be certain that such additional financing will be available to us on favorable terms when required, or at all. In addition, if we issue equity or equity-related securities, such issuance would dilute the ownership interest of existing stockholders and could adversely affect our stock price.

We Face Uncertainty Related to Pharmaceutical Costs and Pricing

Pharmacy sales will account for all of our total sales. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. The efforts of third-party payors to contain costs will place downward pressures on gross margins from sales of prescription drugs. Our revenues from prescription drug sales may also be affected by health care reform initiatives of federal and state governments, including proposals designed to significantly reduce spending on Medicare, Medicaid and other government programs, changes in programs providing for reimbursement for the cost of prescription drugs by third-party payors and regulatory changes related to the approval process for prescription drugs. Such initiatives could lead to the enactment of federal and state regulations that may adversely impact our prescription drug sales and, accordingly, our results of operations. We cannot be certain that our products or services will be considered cost effective or that adequate third-party reimbursement will be available to enable us to maintain price levels sufficient to realize adequate profit margins. Any such event would harm our business.

Our Market is Highly Competitive

We compete in a market that is highly competitive and expect competition to intensify in the future. We currently or potentially compete with a variety of companies, many of which have significantly greater financial, technical, marketing and other resources. These competitors include (1) various online stores that sell pharmaceutical as well as over-the-counter drug and health, wellness, beauty and personal care items; (2) PBMs that sell pharmaceuticals directly; and (3) existing physical drugstores. Most of these physical drugstores, which include national, regional and local drugstore chains, discount drugstores, supermarkets, combination food and drugstores, discount general merchandise stores, mass market retailers, independent drugstores and local merchants, have existed for a longer period, have greater financial resources, have established marketing relationships with leading manufacturers and advertisers, and have secured greater presence in distribution channels. Some of these companies may also commence or expand their presence on the Internet. We also compete with hospitals, HMOs and mail order prescription drug providers, all of whom are or may begin offering products and services over the Internet. Finally, we are aware of numerous other smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete directly with those offered at our online stores.

If We Fail to Attract and Retain a Large Customer Base and Our Competitors Establish a More Prominent Market Position Relative to Ours, This Could Inhibit our Ability to Grow

We also believe we may face a significant competitive challenge from our competitors forming alliances with each other. For instance, one of our direct online competitors may form a partnership with a major PBM, major HMO or chain drugstore. The combined resources of these partnerships could pose a significant competitive challenge to our business. In addition, certain PBMs and HMOs could form alliances with our competitors that would prevent them from also entering into relationships with our Company. Our inability to partner with a major PBM or HMO could be a major competitive disadvantage to us.

We believe the principal factors that will draw end users to an online shopping application include brand availability, selection, personalized services, convenience, price, accessibility, customer services, quality of search tools, quality of content, and reliability and speed of fulfillment for products ordered. We will have little or no control over how successful our competitors are in addressing these factors. In addition, with little difficulty, our online competitors can duplicate many of the products, services and content offered on our site. Increased competition could result in price reductions, fewer customer orders, fewer search queries served, reduced gross margins and loss of market share.

Our Systems and Operations, and Those of Our Distributors, Are Vulnerable to Natural Disasters and Other Unexpected Problems

Substantially all of our technology and web hosting infrastructure is located in Davie, Florida at MedWeb's principal offices. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, earthquakes and similar events. In addition, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to accept and fulfill customer orders. We do not currently have redundant systems or a formal disaster recovery plan and do not carry sufficient business interruption insurance to compensate for losses that may occur. In particular our current fulfillment partner also faces these risks, MedWeb only has a single location and no back-up facility.

We depend on the efficient operation of Internet connections from customers to our systems. These connections, in turn, depend on the efficient operation of Web browsers, Internet service providers and Internet backbone service providers, all of which have had periodic operational problems or experienced outages. Any system delays, failures or loss of data, whatever the cause, could reduce customer satisfaction with our applications and services and harm our business.

We retain confidential customer and patient information in our processing centers. Therefore, it is critical that our facilities and infrastructure remain secure and that our facilities and infrastructure are perceived by the marketplace to be secure. A material security breach could damage our reputation or result in liability to us.

Government Regulation of the Health Care and Pharmacy Industries Could Affect Our Business

Our business is subject to extensive federal, state and local regulations, many of which are specific to pharmacies and the sale of over-the-counter drugs. For example, pursuant to the Omnibus Budget Reconciliation Act of 1990 and related state and local regulations, our pharmacists are required to offer counseling, without additional charge, to our customers about medication, dosage, delivery systems, common side effects, adverse effects or interactions and therapeutic contraindications, proper storage, prescription refill and other information deemed significant by the pharmacists. We may face lawsuits or claims asserting that we have a duty to warn customers regarding any potential adverse effects of a prescription drug if the warning would have reduced or negated such effects, and seeking compensatory and punitive damages for violation of such a duty. We are also subject to federal, state and local licensing and registration regulations with respect to, among other things, our pharmacy operations. Regulations in this area often require subjective interpretation, and we cannot be certain that our attempts to comply with these regulations will be deemed sufficient by the appropriate regulatory agencies. Violations of any regulations could result in various civil and criminal penalties, including suspension or revocation of our licenses or registrations, seizure of our inventory, or monetary fines, which could adversely effect our operations.

We are subject to requirements under the Controlled Substances Act and federal Drug Enforcement Agency regulations, as well as related state and local laws and regulations, relating to our pharmacy operations, including registration, security, recordkeeping, and reporting requirements related to the purchase, storage and dispensing of controlled substances, prescription drugs, and certain over-the-counter drugs. Failure to comply with these regulations could result in civil liability and criminal penalties, including suspension or revocation of our licenses or registrations, seizure of our inventory, or monetary fines, which could adversely affect our operations. We are also subject to laws and regulations regarding homeopathic drugs. Under the Food, Drug & Cosmetic Act of 1938 (the FDCA), a drug recognized in Homeopathic Pharmacopeia of the United States must meet all compendial standards, or it will be considered misbranded or adulterated. Because we sell homeopathic remedies, we may face enforcement actions, lawsuits or claims asserting that we have not complied with the FDCA.

The U.S. House of Representatives Committee on Commerce and the General Accounting Office are currently investigating online pharmacies and online prescribing, especially focused on those who prescribe drugs online and on pharmacies that fill invalid prescriptions, including those that are written online. The committee requested that the General Accounting Office undertake a formal review of a number of issues pertaining to online pharmacies, including an assessment of mechanisms to ensure that online pharmacies are obeying the various state and federal regulations for the industry. However, we believe that any regulations resulting from the investigations will likely result in increased reporting and monitoring requirements.

The National Association of Boards of Pharmacy (NABP), a coalition of state pharmacy boards, has developed the Verified Internet Pharmacy Practice Sites (VIPPS), as a model for self-regulation for online pharmacies. We cannot be certain that compliance with VIPPS requirements will not require substantial expenses, which could affect our business.

Legislation and regulations currently being considered at the federal and state level could affect our business, including legislation or regulations relating to confidentiality of patient records, electronic access and storage. In addition, various state legislatures are considering new legislation related to the regulation of nonresident pharmacies. The Health Insurance Portability and Accountability Act of 1996 mandates the use of standard transactions, standard identifiers, security and other provisions.

Although the FDA does not regulate the practice of pharmacy, other than pharmacy compounding, which we currently do not engage in, FDA regulations impact some of our product and service offerings. The FDA regulates drug advertising and promotion, including direct-to-consumer advertising, done by or on behalf of drug manufacturers and marketers. As we expand our product and service offerings, more of our products and services will likely be subject to FDA regulation. We have no experience in complying with FDA regulations as they pertain to the regulation of medical products and services. Complying with FDA regulations is time consuming, burdensome and expensive, and could delay our introduction of new products or services.

The inclusion of prescription drugs as a Medicare benefit has been the subject of numerous bills in the U.S. Congress. Should legislation on prescription drug coverage for Medicare recipients be enacted into law, we would be subject to compliance with any corresponding rules and regulations.

Until recently, Health Care Financing Administration guidelines prohibited transmission of Medicare eligibility information over the Internet. We are also subject to extensive regulation relating to the confidentiality and release of patient records. Additional legislation governing the distribution of medical records exists or has been proposed at both the state and federal level. It may be expensive to implement security or other measures designed to comply with any new legislation. Moreover, we may be restricted or prevented from delivering patient records electronically.

We Must Attract and Retain Experienced Personnel and We Rely on Senior Management

We intend to hire sales, support and marketing personnel, as well as software developers, web designers and graphic artists. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain additional highly qualified personnel in the future. Our future success also depends upon the continued service of our executive officers and senior management. None of our employees is bound by an employment agreement for any specific term. We do not have "key person" life insurance policies covering any of our employees.

Protection of Our Intellectual Property Is Limited and Uncertain

We rely or may in the future rely on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection for our intellectual property and trade secrets. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our sales formats or to obtain and use information that we regard as proprietary.

It is also possible that competitors or others will adopt service names similar to ours, thereby impeding our ability to build brand identity and possibly leading to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our various website names. Any claims or customer confusion related to our trademark, or our failure to obtain trademark registration, could negatively affect our business.

Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets and domain name and determine the validity and scope of the proprietary rights of others. If third parties prepare and file applications in the United States that claim trademarks used or registered by us, we may oppose those applications and be required to participate in proceedings before the United States Patent and Trademark Office to determine priority of rights to the trademark, which could result in substantial costs to us. Any litigation or adverse priority proceeding could result in substantial costs and diversion of resources and could seriously harm our business and operating results. Finally, we may in the future sell our products internationally, and the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Many countries have a "first-to-file" trademark registration system. As a result, we may be prevented from registering or using our trademarks in certain countries if third parties have previously filed applications to register or have registered the same or similar trademark. Our means of protecting our proprietary rights may not be adequate, and our competitors could independently develop similar technology.

We Face Risks Associated with Domain Names

We currently hold the Internet domain names "medstomial.com," "pillshipper.com" and "getbluetabs.com" as well as various other related names. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the U.S. and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not acquire or maintain certain of our domain names in all of the countries in which we conduct business. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

We May Face Liability For Content on Our Web Site

Because we post product information and other content on our Web site, we face potential liability for negligence, copyright, patent, trademark, defamation, indecency and other claims based on the nature and content of the materials that we post. Such claims have been brought, and sometimes successfully pressed, against Internet content distributors. In addition, we could be exposed to liability with respect to the unauthorized duplication of content or unauthorized use of other parties' proprietary technology. Any imposition of liability could harm our business.

We Face Risks Associated with Acquisitions

If appropriate opportunities present themselves, we may attempt to acquire businesses, technologies, services or products that we believe are a strategic fit with our business. We currently have no commitments or agreements with respect to any material acquisitions and no material acquisition is currently being pursued. If we do undertake any transaction of this sort, the process of integrating an acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, there can be no assurance that the anticipated benefits of any acquisition will be realized. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could adversely affect our business, results of operations and financial condition.

In addition, recent proposed changes in the FASB rules for merger accounting may affect our ability to make acquisitions or be acquired. For example, elimination of the "pooling" method of accounting for mergers could increase the amount of goodwill that we would be required to account for if we merge with another company, which would have an adverse financial impact on our future operating results. Further, accounting rule changes that reduce the availability of write-offs for in-process research and development costs in connection with an acquisition could result in the capitalization and amortization of such costs and negatively impact results of operations in future periods.

We Are Controlled by Our Parent Company Life Extensions HRT

Following the successful completion of our spin-off our parent company Life Extensions HRT will in the aggregate, beneficially own approximately 50% of our outstanding common stock. Life Extensions HRT will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. .

Our Net Sales Would be Harmed if We Experience Significant Credit Card Fraud

A failure to adequately control fraudulent credit card transactions would harm our net sales and results of operations because we do not carry insurance against this risk. Under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder's signature.

We Have No Intention to Pay Dividends

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, do not expect to pay any dividends in the foreseeable future.

Risks Related to Internet Commerce

We Depend on Continued Use of the Internet and Growth of the Online Pharmacy Market

Our future revenues and profits, if any, substantially depend upon the widespread acceptance and use of the Internet as an effective medium of business and communication by our target customers. Rapid growth in the use of and interest in the Internet has occurred only recently. As a result, acceptance and use may not continue to develop at historical rates, and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online services as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.

In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. Our success will depend, in large part, upon third parties maintaining the Internet infrastructure to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable Internet access and services.

Our Sales Could be Negatively Affected if We are Required to Charge Taxes on Purchases

We do not collect sales or other similar taxes in respect of goods sold by our online stores, except from purchasers located in Florida. However, one or more states or the federal government may seek to impose sales tax collection obligations on out-of-state companies which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or the federal government that we should collect further sales or other taxes on the sales of products through our online stores could negatively affect our revenues and business.

If We Do Not Respond to Rapid Technological Changes, Our Services Could Become Obsolete and Our Business Would Be Seriously Harmed

The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our existing Web site and proprietary technology and systems obsolete. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our online stores. Our success will depend, in part, on our ability to license leading technologies useful in our business, enhance our existing services, develop new services and technology that address the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of a Web site and other proprietary technology entails significant technical, financial and business risks. We may not be able to successfully implement new technologies or adapt our Web store, proprietary technology and transaction-processing systems to customer requirements or emerging industry standards. If we are unable, for technical, legal, financial or other reasons, to adapt in a timely manner in response to changing market conditions or customer requirements, such inability could adversely impact our ability to build our brands and attract and retain customers.

Government Regulation of the Internet and Data Transmission over the Internet Could Affect Our Business

Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. The most recent session of the United States Congress resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. The law of the Internet, however, remains largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing intellectual property, privacy, libel and taxation apply to the Internet. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business online. The adoption or modification of laws or regulations relating to the Internet could adversely affect our business.

Risks Related to this Offering

Our Stock Price Will Fluctuate, Which Could Result in Substantial Losses for Investors

The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

- Quarterly variations in operating results;
- Changes in financial estimates by securities analysts;
- Announcements by us or our competitors, of new products, significant contracts, acquisitions or strategic relationships;
- Publicity about our company, our products and services, our competitors, or e-commerce in general;
- Additions or departures of key personnel;
- Any future sales of our common stock or other securities; and
- Stock market price and volume fluctuations of publicly-traded companies in general and Internet-related companies in particular.

Future Sales of Shares Could Affect Our Stock Price

If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Penny Stock Reform Act Of 1990

The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure for trades in any stock defined as a penny stock. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to exceptions. Under this rule, broker/dealers who recommend these securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction before sale. Our shares will be subject to the Penny Stock Reform Act, thus potentially decreasing the ability to easily transfer our shares.

Absence of Market for Common Stock

There is currently no market for the Company's Common Stock and there can be no assurance that such a market will develop after the consummation of this offering. Stockholders and prospective purchasers should be aware that if an active trading market for the Company's stock doesn't develop or the Company is able to be sold for cash or merged with a public company, their investment in the Company may be illiquid indefinitely.

No "Safe Harbor"

The Private Securities Litigation Reform Act of 1995, which provides a "safe harbor" for similar statements by existing public companies, does not apply to our offerings.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as may, will, should, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue, the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

THE SPIN-OFF

Our History

We are currently a wholly-owned subsidiary of LIFE EXTENSIONS HRT. We were incorporated in Florida on February 25, 2003 in contemplation of the spin-off. The spin-off is the final step in the separation of LIFE EXTENSIONS HRT's online pharmacy marketing business and LIFE EXTENSIONS HRT's dietary supplement, anti-aging, and planned brick and mortar businesses, into two independent companies.

Benefits of Our Separation From LIFE EXTENSIONS HRT and the Spin-Off

We believe that we will realize significant benefits from our separation from LIFE EXTENSIONS HRT and the spin-off. In the spin-off, we will become an independent company devoted to prescription drug marketing and better positioned to achieve improved growth and returns. In particular, as an independent company, we expect to benefit from the following:

Capital Financing Flexibility. We believe that our separation from LIFE EXTENSIONS HRT and the spin-off will benefit us by enhancing our capital financing flexibility. We believe that, after the spin-off, we will have more flexibility to make appropriate investments required to succeed in our industry using our capital stock as currency than LIFE EXTENSIONS HRT would have in the absence of the spin-off. However, certain provisions of the tax sharing agreement may restrict our ability to issue stock in order to make acquisitions or raise additional capital in the two years subsequent to the spin-off, unless LIFE EXTENSIONS HRT receives a supplemental ruling from the IRS.

Corporate Fit and Focus. We believe that the spin-off will improve the corporate fit and focus of our business, as our management will be able to devote more attention to and focus on the online business than it was able to prior to the spin-off. The management of LIFE EXTENSIONS HRT's online business requires different management techniques and strategies. The spin-off will permit our management to focus on the online business, including employee incentives, capital expenditures and applicable regulations. We believe the spin-off will also simplify our organizational and internal reporting structures and expedite our decision making.

Management Incentive. We believe that the spin-off will enhance our ability to attract, retain and provide incentives to our management and other employees by using stock-based incentive compensation programs relating more directly to the business in which they are employed. We believe our management's focus will also be strengthened by incentive compensation programs tied to the market performance of our common stock.

We cannot assure you that these benefits will be realized by us to the extent we expect.

Transactions Prior to or Concurrent With the Spin-Off

Restructuring Transactions

The "restructuring transactions" refer to the series of transactions that will result in the separation of LIFE EXTENSIONS HRT's business and LIFE EXTENSIONS HRT's prescription drug marketing and online pharmacy businesses.

Shortly prior to the spin-off, LIFE EXTENSIONS HRT will transfer to us all of the assets associated with its online pharmacy and prescription drug marketing business, and we will assume all of the liabilities associated with the online business (including contingent liabilities). LIFE EXTENSIONS HRT will retain all of the assets and liabilities associated with its dietary supplement, anti-aging and planned brick and mortar businesses. All assets and liabilities will be transferred without any representation or warranty on an "as is, where is" basis.

As part of the restructuring transactions, we intend to issue to LIFE EXTENSIONS HRT that number of shares of our common stock to be outstanding on the spin-off record date so as to be able to effect a one-for-two distribution of such shares in the spin-off and avoid fractional shares.

In general, all inter-company balances between LIFE EXTENSIONS HRT and us will be settled by cancellation or transfer in the restructuring transactions. Based on the anticipated cash requirements of LIFE EXTENSIONS HRT and us following the spin-off, the master distribution agreement governing the spin-off will set a "restructuring funding target amount" for us and, to ensure that this target is met, will provide for a cash adjustment based on the difference between the "restructuring funding actual amount" and the "restructuring funding target amount" as of the end of the fiscal month immediately preceding the spin-off.

Manner of Effecting the Spin-Off

LIFE EXTENSIONS HRT anticipates that, on or about , 2003, LIFE EXTENSIONS will formally authorize and declare the spin-off dividend and set the spin-off record date and the spin-off date.

The spin-off record date is presently expected to be on or about , 2003. The spin-off date is presently expected to be on or about , 2003. On the spin-off date, LIFE EXTENSIONS HRT will distribute to the holders of the outstanding shares of LIFE EXTENSIONS HRT common stock on the spin-off record date 5,000,000 of the shares of our common stock held by LIFE EXTENSIONS HRT (representing 50% (fifty percent) of our common stock expected to be outstanding after the spin-off.

On the spin-off date, half (50%) of all of the outstanding shares of our common stock held by LIFE EXTENSIONS HRT will be delivered by LIFE EXTENSIONS HRT to Interstate Transfer Company, the distribution agent for the spin-off. On or shortly after the spin-off date:

+ holders of record of LIFE EXTENSIONS HRT common stock on the spin-off record date will have credited to a book-entry account established for them by, and maintained at to Interstate Transfer Company (our registrar and transfer agent) the number of shares of our common stock to which they are entitled; and

+ beneficial owners of LIFE EXTENSIONS HRT common stock on the spin-off record date should have credited to their brokerage, custodian or similar account through which they own their LIFE EXTENSIONS HRT common stock, the number of shares of our common stock to which they are entitled.

At the time of the spin-off LIFE EXTENSIONS HRT, no shareholder action will be necessary for you to receive the shares of our common stock to which you will be entitled in the spin-off. This means that:

+ you will not need to pay any consideration to LIFE EXTENSIONS HRT or to us; and

+ you will not need to surrender any shares of LIFE EXTENSIONS HRT common stock to receive your shares of our common stock.

All shares of our common stock distributed in the spin-off will be fully paid and non-assessable.

Results of the Spin-Off

After the spin-off, both Adamus and Life Extensions will be independent, companies. Their respective management, business fundamentals, growth characteristics and strategic priorities will be different from those of LIFE EXTENSIONS HRT prior to the spin-off.

After the spin-off:

+ we will own and operate LIFE EXTENSIONS HRT's online prescription drug marketing and online pharmacy business; and

+ LIFE EXTENSIONS HRT will continue to own and operate LIFE EXTENSIONS HRT's dietary supplement, anti-aging, the LifeExtensions.com website and Life Extensions planned brick and mortar businesses.

Immediately following the spin-off, based on the anticipated number of outstanding shares of LIFE EXTENSIONS HRT common stock and the record holders on the spin-off record date, we expect to have approximately 100 (one hundred) stockholders and 5,000,000 (five million) shares of our common stock issued and outstanding.

Listing and Trading of Adamus Common Stock

There is no public market for our common stock and our common stock is not listed on any stock exchange or on the over-the-counter market. This distribution of our common shares is the first public distribution of our shares. It is our intention to seek a market maker to publish quotations for our shares on the Pink Sheets or on the OTC Electronic Bulletin Board; however, we have no agreement or understanding with any potential market maker. Accordingly, we can provide no assurance to you that a public market for our shares will develop and if so, what the market price of our shares may be.

Master Distribution Agreement and Ancillary Agreements

Prior to the spin-off, we expect to enter into agreements with LIFE EXTENSIONS HRT in connection with our separation from LIFE EXTENSIONS HRT, the spin-off and related matters. These agreements are expected to include:

+ a master distribution agreement, providing for, among other things, the completion of the restructuring transactions and the spin-off, and agreements between us and LIFE EXTENSIONS HRT, including those relating to indemnification;

In this prospectus, we sometimes refer to these agreements (other than the master distribution agreement) as the "ancillary agreements." The master distribution agreement and the ancillary agreements are expected to be entered into in the context of a parent-subsidiary relationship and are expected to be negotiated in the overall context of our separation from LIFE EXTENSIONS HRT and the spin-off. The terms and conditions of these agreements may be more or less favorable than those we could negotiate with unaffiliated third parties.

For more information regarding the separation arrangements contemplated by these agreements, see "Relationship With LIFE EXTENSIONS HRT."

Material U.S. Federal Income Tax Consequences

The Spin-Off

LIFE EXTENSIONS HRT has not requested a private letter ruling from the IRS regarding the material U.S. federal income tax consequences of the spin-off. We believe that the following summarizes the material U.S. federal income tax consequences that are expected to result from the spin-off assuming the private letter ruling is issued or an opinion from tax counsel is received:

- the receipt of Adamus common stock in the spin-off will qualify as a tax-free distribution under Section 355 of the Code;

- no income, gain or loss will be recognized by and no amount will be included in the income of a holder of LIFE EXTENSIONS HRT common stock as a result of the spin-off;

- the basis of a holder of LIFE EXTENSIONS HRT common stock in the Adamus common stock received on the spin-off date in respect of LIFE EXTENSIONS HRT common stock will be determined by allocating the holder's basis in LIFE EXTENSIONS HRT common stock immediately before the spin-off between the LIFE EXTENSIONS HRT common stock and the Adamus common stock received in proportion to their relative fair market values;

- the holding period of the Adamus common stock received in the spin-off will include the holding period of the LIFE EXTENSIONS HRT common stock with respect to which the Adamus common stock will be distributed, provided that the LIFE EXTENSIONS HRT common stock is held as a capital asset on the spin-off date;

- no cash will be paid for fractional shares of LIFE EXTENSIONS HRT common stock as part of the spin-off shareholder who hold fractional shares as of the record date will have their shares rounded to the nearest whole; and

- no income, gain or loss will be recognized by LIFE EXTENSIONS HRT solely on account of the spin-off.

Our assumptions are based on IRS provisions of the Code and the regulations promulgated thereunder, and on current administrative rulings and court decisions, in effect as of the date of that ruling, all of which are subject to change. Our assumptions may not cover all U.S. federal income tax consequences that may be relevant to holders of LIFE EXTENSIONS HRT common stock, particularly holders that are entitled to special treatment under the Code. We urge each holder of LIFE EXTENSIONS HRT common stock to consult his or her own tax advisor as to the particular tax consequences of the spin-off to that holder, including the application of state, local, and foreign tax laws, and the effect of possible changes in the tax law that may affect the tax consequences described above.

If the spin-off were found to be a taxable distribution of Adamus common stock, LIFE EXTENSIONS HRT shareholders would be treated as receiving a taxable distribution, generally taxed as a dividend, in an amount equal to the fair market value of the Adamus common stock received on the spin-off date. Also, the tax basis of Adamus common stock received in the spin-off would equal its fair market value on the spin-off date and the holding period of the stock would begin with and include the day after the spin-off date. LIFE EXTENSIONS HRT would recognize a corporate-level tax based on the excess, if any, of the fair market value of the Adamus common stock distributed over LIFE EXTENSIONS HRT's tax basis for such Adamus common stock. In certain circumstances, Adamus may be required to reimburse LIFE EXTENSIONS HRT for a portion of the taxes due with respect to the spin-off pursuant to the tax sharing agreement.

Effect of Pre- or Post-Spin-Off Acquisitions

An acquisition of LIFE EXTENSIONS HRT or Adamus pre- or post-spin-off could render the spin-off taxable to LIFE EXTENSIONS HRT and, in certain circumstances, its shareholders. Even if the spin-off otherwise qualifies for tax-free treatment under Section 355 of the Code, the spin-off may become taxable to LIFE EXTENSIONS HRT pursuant to Section 355(e) of the Code if shares representing 50 percent or more of either LIFE EXTENSIONS HRT common stock or Adamus common stock are acquired, directly or indirectly, as part of a plan or series of related transactions that include the spin-off. If Section 355(e) were to apply to cause the spin-off to be taxable to LIFE EXTENSIONS HRT, the spin-off would remain tax-free to LIFE EXTENSIONS HRT shareholders, but LIFE EXTENSIONS HRT would be required to pay a corporate tax based on the excess of the fair market value of the Adamus common stock distributed over LIFE EXTENSIONS HRT's tax basis for such Adamus common stock. In addition, a pre- or post-spin-off acquisition of LIFE EXTENSIONS HRT or Adamus that is taxable, in whole or in part, could render the spin-off taxable to LIFE EXTENSIONS HRT and the shareholders of LIFE EXTENSIONS HRT if the spin-off, when coupled with the acquisition, is treated as a "device" for the distribution of earnings and profits under general principles of Section 355.

Certain Federal Income Tax Reporting Requirements

United States Treasury regulations require each holder of LIFE EXTENSIONS HRT common stock that receives Adamus common stock in the spin-off to attach to the shareholder's U.S. federal income tax return for the year in which such stock is received a detailed statement setting forth such data as may be appropriate to show the applicability of Section 355 of the Code to the spin-off. Subsequent to the spin-off, LIFE EXTENSIONS HRT will provide its shareholders who received Adamus common stock pursuant to the spin-off with the information necessary to comply with such
requirement.

THE FOREGOING SUMMARY OF THE ANTICIPATED PRINCIPAL FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF UNDER CURRENT LAW IS FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO COVER ALL FEDERAL INCOME TAX CONSEQUENCES, INCLUDING THOSE THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS, OR ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS. THE SUMMARY DOES NOT COVER ANY STATE, LOCAL OR FOREIGN INCOME TAX OR OTHER TAX CONSEQUENCES. NEITHER ADAMUS NOR LIFE EXTENSIONS HRT HAS REQUESTED ANY RULINGS OR OPINIONS WITH RESPECT TO THE TAX CONSEQUENCES OF THE SPIN-OFF UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN GOVERNMENT. EACH HOLDER (INCLUDING EACH CORPORATE HOLDER) OF LIFE EXTENSIONS HRT COMMON STOCK SHOULD CONSULT HIS, HER OR ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFF, INCLUDING APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

PLAN OF DISTRIBUTION

Distributing Company: Life Extensions HRT, Inc.

Shares To Be Distributed: 5,000,000 shares of our common stock, $0.0001 par value. The shares to be distributed in the spin-off will represent 50% of our total common shares outstanding.

Distribution Ratio: One (1)share of our common shares for every ten (2) shares of common shares of Life Extensions HRT, Inc. owned of record on (DATE), 2003. No cash distributions will be paid and fractional shares will be rounded to the nearest whole.

No Payment Required: No holder of Life Extensions HRT, common shares will be required to make any payment, exchange any shares or to take any other action in order to receive our common shares.

Record Date: The record date for Life Extensions' distribution of our shares is , 2003.

Distribution Date: The distribution date for the spin-off will be within fourteen (14)days following the date of this Prospectus.

Distribution Agent; Transfer Agent: Interstate Stock Transfer, Inc., Salt Lake City, Utah will be the distribution agent and transfer agent for our shares.

Public Trading Market: There is currently no public market for our shares. Our shares will not be eligible to be traded on any national or regional stock exchange or on the Nasdaq Stock Market. We will attempt to have one or more market makers trade our shares on the Over-the-Counter Market which will be quoted on the OTC Electronic Bulletin Board, although we have no agreements, arrangements or understandings with any market maker at the present time.

LEGAL MATTERS

The Company is not currently involved in any material legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Name	Age	Position
Scott Rigg	44	President, Chief Executive Officer and Director
Giles Woodyer	29	Vice President, Director of Marketing
Adam Laufer	28	Chairman of the Board of Directors
Brian Elias	40	Director

Mr. Scott Rigg

Mr. Rigg has served as President and Chief Executive Officer of (insert company name) since it's inception. Prior to his role with the Company Mr. Rigg was director of online properties for Life Extensions HRT, our parent company, subsequent to the acquisition of Mr. Rigg's online properties. Concurrent with Mr. Rigg's duties to the Company Mr. Rigg is the president and of Questar Financial Inc., a mortgage brokerage firm, and president of IDC Consulting, Inc., a shipping solutions company. Mr. Rigg holds a valid mortgage brokers license in the state of California. Mr. Rigg attended the University of Minnesota.

Mr. Giles Woodyer

Mr. Woodyer is an executive vice president and director of marketing, his duties include formulating and implementing merchandising and marketing strategies for the company's products and business initiatives. During the past 10 years Mr. Woodyer worked in London for some of the world's largest and most successful advertising agencies including: McCann Erickson, Bates UK and Ammirati Puris Lintas (Lowe Lintas). Mr. Woodyer has worked within a variety of sectors, including automotive, airlines, travel & leisure, media, retail, finance and drinks brands and developed campaigns for some of the most highly recognizable national and international brands. While at Ammirati Puris Lintas Mr. Woodyer was part of the Rover Cars team, launching the new Rover 75 model. At Bates UK, Mr. Woodyer served as Account Director for Discovery Channel Europe and B&Q, Britain's largest home improvement retailer with an annual advertising budget in excess of $50 million. At McCann Erickson Mr. Woodyer was Account Director for Cathay Pacific Airlines, Norwich Union and William Grant & Sons, and for the latter he launched the current global advertising campaign for Glenfiddich whisky. Mr. Woodyer attended Durham University in England where he earned his BA Honors degree in Archaeology.

Mr. Adam J. Laufer Esq.

Mr. Laufer received his Juris Doctorate from the University of Miami School of Law in 1999, and is a member in good standing of the Florida bar Mr. Laufer is the Chairman of our board of directors. Mr. Laufer is also currently the Chief Executive Officer, President and Chairman of the Board of our parent company Life Extensions HRT, Inc. Mr. Laufer is also currently in engaged in the practice of law specializing in the area of securities law. Prior to working in the area of securities law Mr. Laufer was an associate at the Law firm of Fowler, White, Burnett, Hurley, Banick and Strickroot in the commercial litigation practice group.

Mr. Brian Elias Esq.

Mr. Elias is a member of the Board of Directors. Mr. Elias is a managing partner of the law firm of Fowler, White, Burnett, Hurley, Banick & Strickroot. Mr. Elias' practice area is securities and commercial litigation. Mr. Elias received his B.B.A with honors from Southern Methodist University in 1984, and graduated Cum Laude from the University of Miami School of Law in 1987. Mr. Elias is a member of the Florida bar, the Dade County Bar Association, the American Bar Association and sits on the Board of Directors of the Miami Heart Institute Research Center and is a director of the Miami Children's Hospital "Hugs and Kisses Group," and the Cystic Fibrosis Foundation.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

All of our stock is currently owned by LIFE EXTENSIONS HRT and thus none of our current or anticipated officers or directors own any of our common stock. To the extent our directors and officers own LIFE EXTENSIONS HRT stock at the time of the spin-off, they will participate in the spin-off on the same terms as other holders of LIFE EXTENSIONS HRT stock. Beginning in 2003, we expect to award options to purchase shares of our common stock and/or other equity-based awards to certain of our officers and employees.

DESCRIPTION OF SECURITIES

The Company's authorized capital stock consists of 20,000,000 shares of $0.0001 par value common stock, the only class of stock outstanding at this time (the "Shares"). Shareholders are entitled to one vote per Share on all matters to be voted upon by Shareholders and, upon issuance in consideration of full payment, are non-assessable. In the event of liquidation, dissolution or winding up of the Company, the Shareholders are entitled to share ratably in all assets remaining after payment of liabilities. Shares do not have cumulative voting rights with respect to the election of directors and accordingly, the holders of more than 50% of the Shares could elect all the directors of the Company. (See "Risk Factors -- Control By The Principal Shareholder.") There are no redemption or sinking fund provisions or preemptive rights with respect to the Shares, and Shareholders have no right to require the Company to redeem or purchase Shares.

Although we currently do not have any preferred stock authorized and have no plans to authorize and issue shares of preferred stock or to designate any series of preferred stock, there can be no assurance that we will not do so in the future. As a result, we could authorize the issuance of a series of preferred stock which would grant to holders preferred rights to our assets upon liquidation, the right to receive dividend coupons before dividends would be declared to common stockholders, and the right to the redemption of such shares, together with a premium, prior to the redemption to common stock. Our common stockholders have no redemption rights. In addition, our Board could issue large blocks of voting stock to fend off unwanted tender offers or hostile takeovers without further stockholder approval.

EXPERTS

The counsel named in this prospectus as having given an opinion on the validity of the shares being registered and upon other legal matters concerning the registration or offering of the securities is the President, General counsel, director and stockholder of Life Extensions HRT, and will be a stockholder in us after the spin-off.

DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The SEC has stated that, to the extent any exculpatory or indemnification provision purports to include indemnification for liabilities arising under the Securities Act of 1933, as amended, it is the opinion of the SEC that such indemnification is contrary to public policy and, therefore, unenforceable. Shareholders who believe that the Company's management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law at such time.

ORGANIZATION WITHIN THE LAST FIVE YEARS

Life Extensions HRT and Scott Rigg our president, chief executive officer and director engaged in a like kind exchange which resulted in Life Extensions' ownership of its prescription drug marketing business. Subsequent to our spin-off, Life Extensions HRT our parent company will own 50% of our common stock.

BUSINESS

Overview

Adamus Corporation operates general and specialty online pharmacy marketing sites at medstomail.com, getbluetabs.com and pillshipper.com. We also plan to offer certain anti-aging products, primarily dietary supplements through an affiliate relationship with our parent company Life Extensions HRT.

We have designed our online stores to provide a convenient, private and easy to use shopping experience. Our Web site can be accessed 24 hours a day, seven days a week from anywhere in the United States that a consumer has Internet access.

We operate in one principal business segment in the United States. No geographic area accounted for more than 10% of our net sales in any of the year ended December 31, 2002.

As used herein, the "Company", "Adamus", "we," "our" and similar terms refer to Adamus Corporation, unless the context indicates otherwise.

Industry Background

The Growth of the Internet and Electronic Commerce

The Internet has become an important medium for communicating, finding information and purchasing products and services. We believe that the number of Web users in the United States will continue to increase as a result of a number of factors, including:

* The large installed base of personal computers in the workplace and home;
* Advances in the performance and reductions in the cost of personal computers and modems
* Improvements in the ease of use and security of the Internet
* The availability of a broader range of online products, information and services; and
* Growing awareness among consumers and businesses of the benefits of online shopping

The Internet has unique and powerful characteristics that differentiate it from traditional distribution channels and have facilitated its use as a purchasing medium. We believe consumers using the Internet to purchase goods expect a more information-intensive experience than when they shop at a traditional retail store.

Healthcare Trends on the Internet

The market opportunity for Adamus is significant. Online health spending will reach $16 billion by 2006, representing only a fraction of the projected $384 billion overall health market according to a 2002 report by market research firm Jupiter Communications. Within this category, prescription drugs is the largest and fastest growing segment representing $165 billion in 2001. This segment is expected to grow by 12-14% annually through 2005. Total consumer online sales exceeded $30 billion in 2001 and are anticipated to grow to over $61 billion in 2006. The growth of the health, beauty and pharmaceutical industry combined with the growth of online sales create a large market opportunity for the online pharmacy.

The Adamus Market

The market we address can be divided into two categories: wellness, and pharmacy. Consumers currently shop for these products primarily in chain drugstores, mass-market retailers, supermarkets, warehouse clubs and independent drugstores. However, category-specific retailers and catalogs also serve each of these categories. Overall, distribution of products in our primary market categories is fragmented.

Key aspects of the primary categories of the (insert company name) market are as follows:

Wellness. The wellness category includes vitamins, nutritional supplements, herbs, homeopathy and other natural products. We believe that increasing consumer interest in nutritional and wellness products to improve physical and mental well-being has contributed to growth in this category. We believe supplemental product information is important to these consumers because they are interested in the intended physiological effects of these products. Consumers can obtain these products at chain drugstores, mass-market retailers, supermarkets, warehouse clubs and specialty stores, as well as through catalogs or online vitamin and nutrition stores. Representative brands carried in our wellness product category include Centrum, One-A-Day, Nature Made, Twinlab, Natrol and Nature's Way.

Pharmacy. This category consists primarily of prescription medication for chronic illnesses, such as high blood pressure, osteoporosis and depression. We believe that a significant percentage of prescription sales for chronic illnesses are distributed through retail channels and that the number of prescriptions written for chronic illnesses will grow due to an aging population and the increasing utilization of pharmaceuticals in medical management. Over the past ten years, mail order pharmacies have become an increasingly important source of pharmaceuticals for chronic illnesses.

Limitations on Traditional Channels of Distribution

Traditional channels of retail distribution for wellness and pharmacy products have many limitations, including the following:

Inconvenience. Consumers often view shopping for many of these products as a chore. Shopping at a physical store can be highly inconvenient. It generally involves time-consuming activities such as making a trip to the store, finding a parking space, searching for the desired products and waiting in line to fill a prescription or make a purchase. To increase convenience for consumers, traditional store-based retailers often need to open new stores, which is time-consuming and expensive. Each new store results in significant investments in inventory, real estate, building improvements and the hiring and training of store personnel. The required investment may limit the ability of traditional store-based retailers to serve geographic areas that are not densely populated. Also, an existing store may face substantial added costs if it attempts to build more parking spaces or hire more clerks in order to reduce parking and waiting inconveniences.

Lack of Privacy. Because many health, beauty, wellness, personal care and pharmacy products are inherently personal, consumers often desire ways to preserve the anonymity of their purchases and the confidentiality of the information transferred in the buying process. Many consumers may feel uncomfortable purchasing certain products such as birth control devices, feminine care products and incontinence products in a traditional retail store. Many consumers have encountered the unpleasant experience of placing such a product on a checkout stand's conveyor belt in front of store clerks and other waiting customers. Consumers may hesitate to ask store personnel questions about which product best meets a need or how to use a product, especially if either the question or the answer is embarrassing or may be overheard by others. Overcoming this limitation is very difficult for traditional retail stores because the consumer must visit a physical store frequented by other customers and must interact in person with store employees.

The Adamus Solution

We are a marketer and retailer of prescription drugs and dietary supplements. Our websites are designed to provide a convenient, private and informative shopping experience that encourages consumers to purchase products essential to healthy living. We believe our websites and online stores provide customers with a superior shopping experience, that makes shopping for these products less of a chore.

We draw and retain consumers by emphasizing the following key attributes of our stores:

Convenience. Our user-friendly Web sites may be reached from wherever the shopper has Internet access, such as the shopper's home or office. Further convenience advantages at our stores include:

+ Shopping 24 hours a day, seven days a week;

+ Direct delivery to the shopper's home or office, avoiding the need for a trip to a physical store:

+ Opportunities for customers to order prescriptions for delivery using one of our mail order delivery options.

Privacy. When shopping at a physical store, many shoppers feel embarrassed or uncomfortable buying items that may reveal personally sensitive aspects of their health or lifestyle to store personnel or other shoppers. Shoppers at our websites, medstomail.com, getbluetabs.com and pillshipper.com avoid these problems by shopping from the privacy of their home or office.

Pharmacy. We have non-exclusive agreements with third party vendors who in turn have agreements with licensed pharmacists and are able to ship prescription products to all 50 U.S. states. New prescriptions may be ordered on our Web sites for mail order delivery. Although most orders are made via our Web sites, we also accept certain orders for non-prescription products via the telephone.

Although we believe we offer significant advantages over traditional chain drugstores, certain customers may feel that traditional chain drugstores offer several advantages over our service, and we may not be able to meet the needs of some customers. For example, we cannot serve acute needs, and we cannot serve all customers who do not have access to the Internet. Some customers may also prefer to touch and see products in person, rather than view them on a computer screen, or prefer to talk to a pharmacist in person. Some customers may also have general concerns about the privacy and security of information transmitted over the Internet and will therefore prefer to shop in physical stores.

Shopping at Adamus' Websites

Shoppers at our websites see a home page that highlights our product offerings. A customer can select products to purchase by clicking on the "buy" button in the product list. The products are then added to the customer's shopping cart. When the customer finishes selecting the desired products, he or she goes to checkout. The only information required to checkout is an e-mail identification, a password (to protect account privacy), a shipping address and a valid credit card number and expiration date. All of this information is maintained in a private and secure format and remains available for the customer's future access.

Pharmacy Services

The pharmacy services we offer through our customer service and fulfillment agreements provide our customers with experienced professionals, using advanced information technologies to track and process their orders. Our customer service providers ensure private, personal customer service.

Filling Prescriptions. We only accept prescriptions from licensed health care providers. We do not prescribe medications or otherwise practice medicine. We focus on dispensing medications used by consumers on a chronic basis. For acute care needs, meaning when a customer has a single episode of a short-term illness or an exacerbation of a chronic condition requiring immediate attention, we recommend that customers pick up their prescriptions from a local pharmacy because the treatment of acute care needs are extremely time sensitive and the delivery time required by online purchases could be too slow for the customer's needs. Medications used for acute care needs include antibiotics and pain medications. We also do not dispense certain controlled substances known as Schedule II pharmaceuticals at this time because there are increased risks associated with their dispensation, such as fraud, illegal resale of prescription drugs and special storage, shipping and handling requirements. Schedule II Pharmaceuticals are drugs classified by the Controlled Substance Act of 1970 as having a high potential for abuse, such as opiates (including morphine), products that contain oxycodone stimulants (including amphetamine and methylphenidate) and depressants (including secobarbital and amobarbital). We accept, verify and crosscheck prescriptions much like traditional retail and mail service pharmacies.

Accepting Prescriptions. Orders for prescriptions, are made directly through our website in order to enable us to process orders in a timely and cost effective manner. We achieve cost savings by requiring that all orders come in through our websites. We plan to enter into an agreement with a third party call center to process telephone orders for our dietary supplement product offerings.

Verifying Prescriptions. The pharmacists we use verify the validity and completeness of prescription drug orders utilizing methods similar to those used by community-based pharmacists. The standard practice for verification of prescription drug orders is that the pharmacist will contact the physician's office by telephone or fax if there is any reason to question the validity, accuracy or authenticity of any order. In addition, our pharmacists call and verify the validity of prescription drug orders for allowable controlled substances, such as Schedule III-V drugs. In addition, our pharmacists verify that all legally required information is recorded on the prescription drug order and utilize a database to verify physician-identifying information, if necessary.

Drug Utilization Review. To use our prescription drug services, all customers are asked to provide certain information regarding drug allergies, current medical conditions and current medications. These answers are used to crosscheck prescriptions against the information we receive from the customer for drug-, disease- and allergy-drug interactions.

Payment. Customers pay for their prescriptions by credit card.

Pharmacy Supply. Until we open our own distribution center facility, our pharmaceutical products are fulfilled, delivered by mail and supplied by Medweb and its affiliates, Medweb is a independently owned and operated provider of financial clearing, web hosting, fulfillment, customer service and other online pharmacy related services.

Marketing and Promotion of our Site

Our marketing and promotion strategy is designed to build brand recognition, increase customer traffic to our store, add new customers, build strong customer loyalty, maximize repeat purchases and develop incremental revenue opportunities.

We intend to continue to use the unique resources of the Internet as a means of marketing in an effort to encourage traffic and repeat purchases. Our advertising campaigns are focused on highly visited Internet portals, health-related Web sites and other highly visited Web sites. We also extend our market presence through our Affiliate Program, which enables associated Web sites to make our products and services available to their audiences through a link to our Web site.

Delivery of Our Customers' Orders

We fulfill our pharmaceutical orders directly from MedWeb, through a non-exclusive supplier agreement which we will continue to operate under, unless we are able to obtain better overall terms from other vendors, by working together with a Med Web "pharmacist in charge," perform all aspects of the prescription fulfillment process and all aspects of customer service.

The inventories of MedWeb and other vendors consist of items typically found in traditional chain drugstores. MedWeb purchases its pharmaceutical products from a variety of manufacturers and wholesalers.

For pharmaceutical orders, we generally charge our customers a shipping charge that covers a portion of our expenses of shipping. We offer a variety of shipping options, including next-day delivery for orders received during the business week. We ship anywhere in the United States that is served by the Federal Express, United Parcel Service or the U.S. Postal Service. Priority orders are flagged and expedited through our fulfillment processes. For non-prescription product orders, our goal is to ship within 24 hours of the time the order is placed. For prescription products, our goal is to ship as soon as the prescription has been verified and our pharmacists have completed drug utilization reviews.

Customer Care

We believe that a high level of customer service and support is critical to retaining and expanding our customer base. Our customer care specialists are available to provide assistance via e-mail or phone. We strive to answer all customer inquiries within 24 hours. Our Web site also contains a customer care page that outlines store policies and provides answers to frequently asked questions.

Operations and Technology

We have implemented a broad array of services and systems for site management, searching, customer interaction, transaction processing and fulfillment. We use a set of software applications for:

+ Accepting and validating customer orders;

+ Organizing, placing and managing orders with vendors and fulfillment partners;

+ Receiving product and assigning inventory to customer orders; and

+ Managing shipment of products to customers based on various ordering criteria.

These services and systems use a combination of commercially available, licensed technologies.

Our systems infrastructure is hosted at Medweb in Davie, Florida, which provides connection to the internet, as well as 24-hour monitoring and engineering support.

We outsource our customer care needs through several non-exclusive agreement with our respective fulfillment partners; Medweb for our medstomail.com and pill shipper.com sites, NGS Enterprises, Inc. for our Getbluetabs.com website and with our parent, Life Extensions, for our adamushealth.com website. We, in association with Life Extensions operate a toll-free number, (1-866-444-5439), through which customers can place orders and receive information. In addition, customers who choose not to transmit their credit card information via the Internet have the option of submitting their credit card information by telephone.

Competition

The online commerce market for health, wellness, and pharmacy products is intensely competitive and highly fragmented. Our competitors can be divided into several groups: chain drugstores, such as Walgreen's, CVS and Eckerd; mass market retailers, such as Wal-Mart, Kmart and Target; supermarkets, such as Safeway, Albertson's and Kroger; specialty retailers and major department stores, such as Nordstrom, Macy's and Bloomingdale's; prescription benefit managers, such as Merck-Medco; Internet portals and online service providers that feature shopping services, such as America Online, MSN, Drugstore.com and Yahoo!; and other online retailers and/or mail order retailers of health, beauty, wellness, personal care and/or pharmaceutical products. Each of these competitors operates within one or more of the health, beauty, wellness, personal care and pharmacy product categories.

We believe that the following are the principal competitive factors in our market:

+ Brand recognition;

+ Product selection;

+ Convenience;

+ Price;

+ Web site features, functionality and performance;

+ Customer service;

+ Reliability and speed of order shipment.

Many of our current and potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do.

Many of these current and potential competitors can devote substantially more resources to their Web sites and systems development than we can. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors as the use of the Internet and other online services increases.

Some of our current and potential competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Traditional store-based retailers can also sell products to address immediate, acute care needs, which we and other online sites cannot do.

Strategic Relationships

Relationship with LifeExtensions.com

We have a strategic relationship with our parent company Life Extensions HRT, Inc. which enables us to offer our customers a more diverse product offering than many prescription drug-only sites. Through our relationship with Life Extensions we are able to offer our customers our parent company's proprietary line of anti-aging products. The proprietary products are products specially designed by doctors to address the physical and mental effects of aging symptomatic of decreased hormone levels in the body. Through our relationship with our parent we are able to process orders by telephone and are in the process of setting up a website to merge our prescription and non-prescription product offerings.

Government Regulation

Our business is subject to extensive federal, state and local regulations. In particular, entities engaging in the practice of pharmacy are subject to federal and state regulatory and licensing requirements. For example, pursuant to the Omnibus Budget Reconciliation Act of 1990 and related state and local regulations, pharmacists are required to offer counseling, without additional charge, to customers about medication, dosage, delivery systems, common side effects, adverse effects or interactions and therapeutic contraindications, proper storage, prescription refill and other information deemed significant. Entities that distribute "controlled substances" are also subject to the Controlled Substances Act of 1970 and regulations issued by the U.S. Drug Enforcement Administration and state laws and regulations pertaining to controlled substances. Entities engaged in the practice of medicine are also subject to state and local regulatory and licensing requirements.

We also sell offer through our strategic partnership with Lifeextensions.com, our parent company, dietary supplements, subject to regulation by the Food and Drug Administration (FDA), the Federal Trade Commission (FTC), the Consumer Product Safety Commission (CPSC) and state regulatory authorities. In addition to regulating the claims made for specific types of products, the FDA and the FTC may also attempt to regulate the format of Web sites that offer products to consumers. As we expand our product and service offerings, more of our products and services will likely be subject to FDA, FTC, CPSC and state regulations.

We have structured our business, and entered into arrangements with our business partners, in order to comply with pharmacy regulatory and licensing requirements, requirements applicable to distributors of controlled substances and requirements associated with the practice of medicine. We have also structured our business in order to comply with FDA, FTC, CPSC and state regulatory requirements applicable to the sale of products to consumers. Regulations in all of the above-mentioned areas often require subjective interpretation, and we cannot be certain that our attempts to comply with the above regulations will be deemed sufficient by the appropriate regulatory agencies. Violations of any regulations could result in various civil and criminal penalties, including, but not limited to, suspension or revocation of any applicable licenses or registrations, seizure of our inventory or monetary fines that could adversely affect our operations.

Regulatory requirements to which we are subject may expand over time. Congress and the federal agencies continue to scrutinize the benefits and risks of online pharmacies, focusing especially on those sites that illegally issue prescriptions and illegally sell prescription drugs. To combat the illegal issuance of prescriptions and the illegal sale of prescription drugs over the Internet, certain members of Congress have proposed additional regulation of Internet pharmacies, primarily regarding disclosure of certain identifying information on Web sites, as well as additional enforcement mechanisms and funding for such efforts. We believe we are in compliance with existing federal and state requirements for pharmacy licensing and registration and with laws relating to dispensing of prescription drugs, security, record keeping and reporting of pharmacy sales.

The NABP has developed the VIPPS program, which is a model for voluntary regulation for online pharmacies that provides certification of compliance with all state laws and regulations and other criteria established to ensure good pharmacy practice.

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) mandates the development of standards and requirements to control the flow of health information throughout the health care system and to protect the privacy of personal health records. The HIPAA regulations have been finalized for Standardization of Transactions and Code Sets and for Privacy of Individually Identifiable Health Information (also known as the privacy standards rule). Covered organizations and practitioners have until October 16, 2003, to comply with the Standardization of Transactions and Code Sets rules and until April 14, 2003, to comply with the privacy standards rule. The Bush Administration may revise the requirements for the privacy standards rule. Several of the requirements in these regulations could create financial and administrative burdens for pharmacies, including online pharmacies and may restrict the manner in which we transmit and use information. Other legislation and regulations currently being considered at the federal and state level, including legislation or regulations relating to confidentiality of patient records, electronic access and storage, could affect our business. In addition, state legislatures may add or amend legislation related to the regulation of nonresident pharmacies.

The inclusion of outpatient prescription drugs as a Medicare benefit has been the subject of numerous bills in the U.S. Congress. Should legislation on prescription drug coverage for Medicare recipients be enacted into law, we would be subject to compliance with any corresponding rules and regulations. The Bush Administration has proposed Medicare-endorsed prescription discount cards. In addition, certain state governments have proposed prescription discount card programs to control the rise in drug costs. If these proposed discounts were to come primarily from retail pharmacy concessions on drug prices and dispensing fees, we could be adversely affected.

Legislation allowing for importation of prescription drugs by individuals for personal use was introduced into the U.S. Senate. If enacted, this legislation could adversely affect our business since consumers may use foreign-based online prescription drug Web sites instead of U.S.-based online pharmacies.

Intellectual Property

We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our future success and we rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in products and services. We enter into confidentiality and invention assignment agreements with all of our employees and contractors and nondisclosure agreements with our vendors, fulfillment partners and strategic partners to limit access to and disclosure of our proprietary information. We cannot be certain that these contractual arrangements or the other steps taken by us to protect our intellectual property will prevent misappropriation of our technology.

We rely on technologies that we license from third parties, such as Oracle and Microsoft, which are the suppliers of key database technology, the operating system and specific hardware components for our service. As part of our relationship with Med Web, we have licensed information technology systems from MedWeb. We cannot be certain that these third-party technology licenses will continue to be available to us on commercially reasonable terms. The loss of such technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost, which could harm our business.

We have not secured registration of any of our marks to date.

We may be unable to secure registrations for such. All other trademarks and source marks referred to herein are the property of their respective owners. It is also possible that our competitors or others will use marks similar to ours, which could impede our ability to build brand identity and lead to customer confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of the term (insert company name). Any claims or customer confusion related to our trademarks, or our failure to obtain trademark registrations, would negatively affect our business. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and effective copyright, trademark and trade secret protection may not be available in such jurisdictions. Our efforts to protect our intellectual property rights may not prevent misappropriation of our content. Our failure or inability to protect our proprietary rights could substantially harm our business.

Employees

As of December 31, 2002, we had 3 part-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages and consider our employee relations to be good.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The Company was incorporated on February 25, 2003 in Florida as a "c" corporation for the purpose of effecting a spin-off of the Life Extensions online prescription drug marketing and online pharmacy related businesses.

To date the Company has earned $98,794 in revenues from sales of products at a cost of goods sold of $72,011 for a gross profit of $26,783. Our initial selling efforts have resulted in 353 sales.

To date the Company has expended $31,712 to fund initial operations, our parent company is bearing the costs associated with this offering.

Since we are not receiving proceeds from this offering we are dependent on our current reserves, revenues from operations and financing from our parent Company to sustain operations and for growth. We believe that our current cash position together with anticipated revenues from operations will be sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next twelve months. In the event we are not able to grow our revenues in order to cover operations we will to seek additional funding through, private placements of the Company's securities, debt financing or a secondary offering of the Company's securities. There are no assurances that we will be able to acquire such funding at favorable terms or at all. In the event we are unable to acquire the necessary funding it is likely that existing shareholders would suffer substantial dilution or the Company may be forced to liquidate its assets. (See Risk Factor: We Cannot Predict Our Future Capital Needs And We May Not Be Able To Secure Additional Financing.)

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis should be read in conjunction with our financial statements and the notes associated with them contained elsewhere in this prospectus. This discussion should not be construed to imply that the results discussed in this prospectus will necessarily continue into the future or that any conclusion reached in this prospectus will necessarily be indicative of actual operating results in the future. The discussion represents only the best present assessment of management.

Plan of Operations

Our management's plan of operation for the next twelve months is to explore funding opportunities, whether private, public or debt, should we be successful in raising funds, we would in turn use those funds for advertising activities.

We also intend to explore acquisition opportunities of company's that management identifies has synergies with our business and Companies with free cash flow or companies that would allow the company to maximize revenues from its current operations. In the event that we are unable to raise additional funds or secure debt at reasonable terms, we believe that our current cash position in addition to revenues from the website we will be able to operate our business for the next twelve months. However, there is no assurance of this.

DESCRIPTION OF PROPERTY

Currently we do not own or lease any property. We are operating out of our parent company's offices on a rent free basis until such time.as the company requires additional space for operations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Subsequent to our spin-off, Life Extensions HRT our parent company will own 50% of our common stock.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market For Common Equity

There is currently no market for the Company's Common Stock. At the conclusion of this offering we intend to have our securities listed on and traded on the National Quotation Bureau's pink sheets. We have not yet contacted a market maker to file a form 211 with the Nasdaq to approve our Company's listing on the Pink Sheets and there can be no assurances that we will be able to identify a market maker who will undertake the task of making an application for listing on our behalf.

Options and Warrants

We do not presently have any options or warrants authorized or any securities that may be convertible into common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Our shares being distributed in the spin-off will be freely transferable, except for shares held by persons that are "affiliates" as defined in the Securities Act of 1933. The Securities Act of 1933 generally defines affiliates as individuals or entities that control, are controlled by, or are under common control with us and may include our officers, directors and principal stockholders. Shares held by affiliates may only be sold pursuant to an effective registration statement under the Securities Act of 1933 or Rule 144 promulgated thereunder. We cannot predict whether substantial amounts of our shares will be sold in the open market following the distribution. Sales of substantial amounts of our shares in the public market, or the perception that substantial sales may occur, could adversely affect their market price.

In general, under Rule 144 as currently in effect for shares of our common stock received in the spin-off, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares of our common stock for at least one year would be entitled to sell in "broker's transactions" or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

- One percent of the number of shares of our common stock then outstanding; or

- The average weekly trading volume in our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144 permits holders of our common stock who are also affiliates, and who would therefore be subject to the restrictions of Rule 144 with respect to sales of our common stock, to include in their holding period under Rule 144 the period of time for which they had held Life Extensions HRT stock.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of the distribution.

Restrictions on Company's Ability to Pay Dividends

There are no restrictions in our articles of incorporation or bylaws that restrict us from declaring dividends. Florida Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend:

(i) we would not be able to pay our debts as they become due in the usual course of business; or

(ii) our total assets would be less than the sum of our total liabilities, plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends. We do not plan to declare any dividends in the foreseeable future.

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EXECUTIVE COMPENSATION

The Company was formed on February 25, 2003 and therefore paid no compensation prior to that time. Although there are employment agreements in place.

The following table sets forth certain information regarding compensation paid to our President and Chief Executive Officer and Vice President of Marketing.

SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION	FISCAL YEAR ENDED DECEMBER 31,	ANNUAL COMPENSATION			LONG TERM COMPENSATION
		SALARY	BONUS	OPTIONS (#)	ALL OTHER COMPENSATION
Scott Rigg* President and Chief Executive Officer	2002	$0	$0	0	0
Giles Woodyer Vice President Director of Marketing	2002	$0	$0	0	0

</TABLE>

As the Company's operations develop, it is anticipated that additional personnel may be hired. It is generally anticipated that any such future individuals will devote their full time to the Company.

LEGAL MATTERS

Adam J. Laufer, President, General Counsel and Secretary of Life Extensions HRT Inc., will pass on the validity of our common stock to be distributed in the spin-off. Following the spin-off, Mr. Laufer will be the beneficial owner of 2.5 million shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC at the SEC's public reference room in Washington, D.C. located at 450 Fifth Street, N.W. Washington, D.C. 20549 You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

FINANCIAL STATEMENTS

Adamus Corporation

December 31, 2002

Adamus Corporation

Contents

FINANCIAL STATEMENTS

[The Balance of This Page Is Intentionally Left Blank]

Adamus Corporation
BALANCE SHEET
DECEMBER 31, 2002

ASSETS	
CURRENT ASSETS	
Cash	$ 11,915

TOTAL CURRENT ASSETS	11,915
Intangible Assets	12,925

TOTAL ASSETS	$ 24,840
	========
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Notes Payable	$ -

TOTAL CURRENT LIABILITIES	-

TOTAL LIABILITIES	$ -

COMMITMENTS AND CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Common stock, $0.0001 par value, 20,000,000 shares authorized, 5,000,000 shares issued and outstanding	-
Capital in excess of par value	31,712
Deficit accumulated in the development stage	(6,872)

TOTAL STOCKHOLDERS' EQUITY	24,840

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 24,840
	=========

The accompanying notes are an integral part of these financial statements.

Adamus Corporation
STATEMENT OF OPERATIONS
FOR THE PERIOD AUGUST 1, 2002 (INCEPTION)
THROUGH DECEMBER 31, 2002

	08/01/02- 12/31/2002
Sales	$62,921
Cost of Sales	45,640
Gross Profit	17,280
General and administrative expenses	(24,152)
Net (loss)/Profit	$ (6,872)
Basic and diluted net loss per share	$(0.0014)
Weighted shares used in the computation of basic and diluted net loss per share	5,000,000

The accompanying notes are an integral part of these financial statements.

Adamus Corporation
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD AUGUST 1, 2002 (INCEPTION)
THROUGH DECEMBER 31, 2002

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	ACCUMULATED DEFICIT	TOTAL
BALANCES - August 1, 2002 (INCEPTION)	$ -	$ 31,712	$ -	$ 31,712
CAPITAL CONTRIBUTIONS				
NET LOSS			(6,872)	(6,872)
BALANCES -December 31, 2002	-	$ 31,712	(6,872)	24,840

The accompanying notes are an integral part of these financial statements.

Adamus Corporation
STATEMENT OF CASH FLOWS
FOR THE PERIOD AUGUST 1, 2002 (INCEPTION)
THROUGH DECMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:

	08/01/02 (inception)- 12/31/02
Net (loss)/profit	$(6,872)
Reconciliation of net loss to net cash used in pre-operating activities:	
Services received in exchange for stock	,
Changes in operating assets and liabilities:	
TOTAL ADJUSTMENTS	-
NET CASH USED IN PREOPERATING PERIOD ACTIVITIES	(6,872)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from issuance of common stock	31,712
NET CASH PROVIDED BY FINANCING ACTIVITIES	31,712
NET INCREASE IN CASH	11,915
CASH, BEGINNING OF PERIOD	-
CASH, END OF PERIOD	11,915

The accompanying notes are an integral part of these financial statements.

Adamus Corporation

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Nature of the Business

Adamus Corporation, ("the Company") was organized under the laws of the State of Florida on February 25, 2003. The financial statements presented indicate the financial position of the business and properties subject to the spin-off as of August 1, 2002. The Company is planning to engage in building a network of internet based retail operating companies, joint ventures, strategic alliances and partnerships.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

A) Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7. The Company is devoting substantially all of its current efforts to establish a new business and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

B) Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of assets which range from 5 to 7 years. Significant additions and improvements are capitalized and costs for maintenance and repairs are expensed as incurred.

C) Intangible Assets

Intangible assets are stated at cost, less accumulated amortization. Amortization is computed on a straight-line basis over the expected periods to be benefited, which ranges from 3 to 15 years.

D) Cash and Cash Equivalents

The company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

E) Inventories

The Company does not maintain inventory. The Company contracts with an outside manufacturer who produces products based on the Company's formulations. This manufacturer owns all inventories and maintains the inventory on consignment for the benefit of the Company.

F) Revenue Recognition

The Company recognizes revenue at the time merchandise is delivered to customers.

G) Income Taxes

The Company has a net loss of $6,872 for the period ended December 31, 2002. The resulting deferred tax asset has been offset by a valuation allowance equal to the deferred tax asset, as the realization of such deferred tax asset is uncertain.

The Company has adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109). SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax liabilities and assets of a change in tax rates is recognized in income in the period that includes the enactment date.

If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Since it is a development stage company, a 100% valuation allowance has been recognized for the period presented.

H) Net Loss Per Share

Earnings per share is determined in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". This statement establishes standards for computing and presenting earnings per share("EPS"). It replaces the presentation of primary EPS with a presentation of basic EPS.

The net loss per share is computed by dividing the net loss for the period by the weighted average number of shares outstanding (as adjusted retroactively for the dilutive effect of common stock options) for the period plus the dilutive effect of outstanding common stock options and warrants considered to be common stock equivalents. Stock options and other common stock equivalents are excluded from the calculations as their effect would be anti-dilutive. Common stock issued for nominal consideration is deemed outstanding for all historical periods.

I) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the related reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates made in preparation of the financial statements.

2. Related Party Transactions

Management Compensation - As of December 31, 2002, the Company has not paid any compensation to any officer or director of the Company.

Office Space - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use its offices as a mailing address, as needed, at no expense to the Company.

3. Going Concern

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company was only recently formed, has incurred losses since its inception and has not yet been successful in establishing profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through additional sales of its common stock.

There is no assurance that the Company will be successful in raising this additional capital or achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

PART III

Exhibits

(a) Exhibits:

2.0 Certificate of Incorporation.
2.1 Bylaws of Registrant
11 Opinion of Counsel as to the legality of the Shares.

EXHIBIT 2.0

CERTIFICATE OF INCORPORATION

STATE OF FLORIDA
SECRETARY OF STATE
DIVISION OF CORPORATIONS

ARTICLES OF INCORPORATION

OF

Adamus Corporation

ARTICLE I: FIRST: The name of the corporation shall be

Adamus Corporation

ARTICLE II: The principal place of business and mailing address of the corporation shall be located at

650 West Avenue, #1509, in the City of Miami Beach, Dade County, Florida.

ARTICLE III: The nature of business and purpose of the organization is to engage in any lawful act or activity for which corporations may be organized under the Florida Corporation Laws.

ARTICLE IV: The total number of shares of stock which the Corporation is authorized to issue is 20,000,000 shares, par value of $.0001

ARTICLE V: Officer(s)/Director(s) of the Corporation is:

OD Scott Rigg
650 West Avenue, #1509
Miami Beach, FL 33139

D Adam J. Laufer
650 West Avenue, #1509
Miami Beach, FL 33139

D Brian Elias
650 West Avenue, #1509
Miami Beach, FL 33139

ARTICLE VI: The Name and address of the registered Agent is:

Adam J. Laufer Esq.
650 West Avenue, #1509
Miami Beach, FL 33139

ARTICLE VII: The name and address of the incorporator is as follows:

Life Extensions HRT, Inc.
650 West Avenue, #1509

Miami Beach, FL 33139

IN WITNESS WHEREOF, the undersigned, being the incorporator herein before named, has executed, signed and acknowledged this certificate of incorporation this 25 th day of February, 2003.

/s/ Adam J. Laufer

For Life Extensions HRT, Inc.
Incorporator

EXHIBIT 2.1

Adamus Corporation

BY-LAWS

ARTICLE I

The Stockholders

SECTION 1.1. ANNUAL MEETING. The annual meeting of the stockholders of Adamus Corporation, (the "Corporation") shall be held on the third Thursday in May of each year at 10:30 a.m. local time, or at such other date or time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, for the election of directors and for the transaction of such other business as may come before the meeting.

SECTION 1.2. SPECIAL MEETINGS. A special meeting of the stockholders may be called at any time by the written resolution or request of two-thirds or more of the members of the Board of Directors, the president, or any executive vice president and shall be called upon the written request of the holders of two-thirds or more in amount, of each class or series of the capital stock of the Corporation entitled to vote at such meeting on the matters(s) that are the subject of the proposed meeting, such written request in each case to specify the purpose or purposes for which such meeting shall be called, and with respect to stockholder proposals, shall further comply with the requirements of this Article.

SECTION 1.3. NOTICE OF MEETINGS. Written notice of each meeting of stockholders, whether annual or special, stating the date, hour and place where it is to be held, shall be served either personally or by mail, not less than fifteen nor more than sixty days before the meeting, upon each stockholder of record entitled to vote at such meeting, and to any other stockholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle stockholders to receive payment for their stock, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to be delivered when deposited in the United States mail or with any private express mail service, postage or delivery fee prepaid, and shall be directed to each such stockholder at his address, as it appears on the records of the stockholders of the Corporation, unless he shall have previously filed with the secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

SECTION 1.4. FIXING DATE OF RECORD. (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of, or to vote at, a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote at, a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting (to the extent that such action by written consent is permitted by law, the Certificate of Incorporation or these By-Laws), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in its state of incorporation, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 1.5. INSPECTORS. At each meeting of the stockholders, the polls shall be opened and closed and the proxies and ballots shall be received and be taken in charge. All questions touching on the qualification of voters and the validity of proxies and the acceptance or rejection of votes, shall be decided by one or more inspectors. Such inspectors shall be appointed by the Board of Directors before or at the meeting, or, if no such appointment shall have been made, then by the presiding officer at the meeting. If for any reason any of the inspectors previously appointed shall fail to attend or refuse or be unable to serve, inspectors in place of any so failing to attend or refusing or unable to serve shall be appointed in like manner.

SECTION 1.6. QUORUM. At any meeting of the stockholders, the holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum of the stockholders for all purposes, unless the representation of a larger number shall be required by law, and, in that case, the representation of the number so required shall constitute a quorum.

If the holders of the amount of stock necessary to constitute a quorum shall fail to attend in person or by proxy at the time and place fixed in accordance with these By-Laws for an annual or special meeting, a majority in interest of the stockholders present in person or by proxy may adjourn, from time to time, without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 1.7. BUSINESS. The chairman of the Board, if any, the president, or in his absence the vice-chairman, if any, or an executive vice president, in the order named, shall call meetings of the stockholders to order, and shall act as chairman of such meeting; provided, however, that the Board of Directors or executive committee may appoint any stockholder to act as chairman of any meeting in the absence of the chairman of the Board. The secretary of the Corporation shall act as secretary at all meetings of the stockholders, but in the absence of the secretary at any meeting of the stockholders, the presiding officer may appoint any person to act as secretary of the meeting.

SECTION 1.8. STOCKHOLDER PROPOSALS. No proposal by a stockholder shall be presented for vote at a special or annual meeting of stockholders unless such stockholder shall, not later than the close of business on the fifth day following the date on which notice of the meeting is first given to stockholders, provide the Board of Directors or the secretary of the Corporation with written notice of intention to present a proposal for action at the forthcoming meeting of stockholders, which notice shall include the name and address of such stockholder, the number of voting securities that he holds of record and that he holds beneficially, the text of the proposal to be presented to the meeting and a statement in support of the proposal.

Any stockholder who was a stockholder of record on the applicable record date may make any other proposal at an annual meeting or special meeting of stockholders and the same may be discussed and considered, but unless stated in writing and filed with the Board of Directors or the secretary prior to the date set forth herein above, such proposal shall be laid over for action at an adjourned, special, or annual meeting of the stockholders taking place sixty days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors, and committees, but in connection with such reports, no new business proposed by a stockholder shall be acted upon at such annual meeting unless stated and filed as herein provided.

Notwithstanding any other provision of these By-Laws, the Corporation shall be under no obligation to include any stockholder proposal in its proxy statement materials or otherwise present any such proposal to stockholders at a special or annual meeting of stockholders if the Board of Directors reasonably believes the proponents thereof have not complied with Sections 13 or 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder; nor shall the Corporation be required to include any stockholder proposal not required to be included in its proxy materials to stockholders in accordance with any such section, rule or regulation.

SECTION 1.9. PROXIES. At all meetings of stockholders, a stockholder entitled to vote may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

SECTION 1.10. VOTING BY BALLOT. The votes for directors, and upon the demand of any stockholder or when required by law, the votes upon any question before the meeting, shall be by ballot.

SECTION 1.11. VOTING LISTS. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares of stock registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

SECTION 1.12. PLACE OF MEETING. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or any special meeting called by the Board of Directors. If no designation is made or if a special meeting is otherwise called, the place of meeting shall be the principal office of the Corporation.

SECTION 1.13. VOTING OF STOCK OF CERTAIN HOLDERS. Shares of capital stock of the Corporation standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent, or proxy as the by-laws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

Shares of capital stock of the Corporation standing in the name of a deceased person, a minor ward or an incompetent person may be voted by his administrator, executor, court-appointed guardian or conservator, either in person or by proxy, without a transfer of such stock into the name of such administrator, executor, court-appointed guardian or conservator. Shares of capital stock of the Corporation standing in the name of a trustee may be voted by him, either in person or by proxy.

Shares of capital stock of the Corporation standing in the name of a receiver may be voted, either in person or by proxy, by such receiver, and stock held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in any appropriate order of the court by which such receiver was appointed.

A stockholder whose stock is pledged shall be entitled to vote such stock, either in person or by proxy, until the stock has been transferred into the name of the pledgee, and thereafter the pledge shall be entitled to vote, either in person or by proxy, the stock so transferred.

Shares of its own capital stock belonging to this Corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding stock at any given time, but shares of its own stock held by it in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding stock at any given time.

ARTICLE II

Board of Directors

SECTION 2.1. GENERAL POWERS. The business, affairs, and the property of the Corporation shall be managed and controlled by the Board of Directors (the "Board"), and, except as otherwise expressly provided by law, the Certificate of Incorporation or these By-Laws, all of the powers of the Corporation shall be vested in the Board.

SECTION 2.2. NUMBER OF DIRECTORS. The number of directors which shall constitute the whole Board shall be not fewer than one nor more than five. Within the limits above specified, the number of directors shall be determined by the Board of Directors pursuant to a resolution adopted by a majority of the directors then in office.

SECTION 2.3. ELECTION, TERM AND REMOVAL. Directors shall be elected at the annual meeting of stockholders to succeed those directors whose terms have expired. Each director shall hold office for the term for which elected and until his or her successor shall be elected and qualified. Directors need not be stockholders. A director may be removed from office at a meeting expressly called for that purpose by the vote of not less than a majority of the outstanding capital stock entitled to vote at an election of directors.

SECTION 2.4. VACANCIES. Vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office, though less than a quorum; except that vacancies resulting from removal from office by a vote of the stockholders may be filled by the stockholders at the same meeting at which such removal occurs provided that the holders of not less than a majority of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote for the election of directors, voting together as a single class, shall vote for each replacement director. All directors elected to fill vacancies shall hold office for a term expiring at the time of the next annual meeting of stockholders and upon election and qualification of his successor. No decrease in the number of directors constituting the Board of Directors shall shorten the term of an incumbent director.

SECTION 2.5. RESIGNATIONS. Any director of the Corporation may resign at any time by giving written notice to the president or to the secretary of the Corporation. The resignation of any director shall take effect at the time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 2.6. PLACE OF MEETINGS, ETC. The Board of Directors may hold its meetings, and may have an office and keep the books of the Corporation (except as otherwise may be provided for by law), in such place or places in or outside the state of incorporation as the Board from time to time may determine.

SECTION 2.7. REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held as soon as practicable after adjournment of the annual meeting of stockholders at such time and place as the Board of Directors may fix. No notice shall be required for any such regular meeting of the Board.

SECTION 2.8. SPECIAL MEETINGS. Special meetings of the Board of Directors shall be held at places and times fixed by resolution of the Board of Directors, or upon call of the chairman of the Board, if any, or vice-chairman of the Board, if any, the president, an executive vice president or two-thirds of the directors then in office.

The secretary or officer performing the secretary's duties shall give not less than twenty-four hours' notice by letter, telegraph or telephone (or in person) of all special meetings of the Board of Directors, provided that notice need not given of the annual meeting or of regular meetings held at times and places fixed by resolution of the Board. Meetings may be held at any time without notice if all of the directors are present, or if those not present waive notice in writing either before or after the meeting. The notice of meetings of the Board need not state the purpose of the meeting.

SECTION 2.9. PARTICIPATION BY CONFERENCE TELEPHONE. Members of the Board of Directors of the Corporation, or any committee thereof, may participate in a regular or special or any other meeting of the Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

SECTION 2.10. ACTION BY WRITTEN CONSENT. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if prior or subsequent to such action all the members of the Board or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board or committee.

SECTION 2.11. QUORUM. A majority of the total number of directors then in office shall constitute a quorum for the transaction of business; but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn the meeting from time to time.

SECTION 2.12. BUSINESS. Business shall be transacted at meetings of the Board of Directors in such order as the Board may determine. At all meetings of the Board of Directors, the chairman of the Board, if any, the president, or in his absence the vice-chairman, if any, or an executive vice president, in the order named, shall preside.

SECTION 2.13. INTEREST OF DIRECTORS IN CONTRACTS. (a) No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of the Corporation's directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director
or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

(1) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(2) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

(3) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee of the Board of Directors or the stockholders.

(b) Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

SECTION 2.14. COMPENSATION OF DIRECTORS. Each director of the Corporation who is not a salaried officer or employee of the Corporation, or of a subsidiary of the Corporation, shall receive such allowances for serving as a director and such fees for attendance at meetings of the Board of Directors or the executive committee or any other committee appointed by the Board as the Board may from time to time determine.

SECTION 2.15. LOANS TO OFFICERS OR EMPLOYEES. The Board of Directors may lend money to, guarantee any obligation of, or otherwise assist, any officer or other employee of the Corporation or of any subsidiary, whether or not such officer or employee is also a director of the Corporation, whenever, in the judgment of the directors, such loan, guarantee, or assistance may reasonably be expected to benefit the Corporation; provided, however, that any such loan, guarantee, or other assistance given to an officer or employee who is also a director of the Corporation must be authorized by a majority of the entire Board of Directors. Any such loan, guarantee, or other assistance may be made with or without interest and may be unsecured or secured in such manner as the Board of Directors shall approve, including, but not limited to, a pledge of shares of the Corporation, and may be made upon such other terms and conditions as the Board of Directors may determine.

SECTION 2.16. NOMINATION. Subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board of Directors or by any stockholder entitled to vote in the election of directors generally. However, any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the Corporation not later than (i) with respect to an election to be held at an annual meeting of stockholders, the close of business on the last day of the eighth month after the immediately preceding annual meeting of stockholders, and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the fifth day following the date on which notice of such meeting is first given to stockholders. Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors, and; (e) the consent of each nominee to serve as a director of the Corporation if so elected. The presiding officer at the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

ARTICLE III

Committees

SECTION 3.1. COMMITTEES. The Board of Directors, by resolution adopted by a majority of the number of directors then fixed by these By-Laws or resolution thereto, may establish such standing or special committees of the Board as it may deem advisable, and the members, terms, and authority of such committees shall be set forth in the resolutions establishing such committee.

SECTION 3.2. EXECUTIVE COMMITTEE NUMBER AND TERM OF OFFICE.
The Board of Directors may, at any meeting, by majority vote of the Board of Directors, elect from the directors an executive committee. The executive committee shall consist of such number of members as may be fixed from time to time by resolution of the Board of Directors. The Board of Directors may designate a chairman of the committee who shall preside at all meetings thereof, and the committee shall designate a member thereof to preside in the absence of the chairman.

SECTION 3.3. EXECUTIVE COMMITTEE POWERS. The executive committee may, while the Board of Directors is not in session, exercise all or any of the powers of the Board of Directors in all cases in which specific directions shall not have been given by the Board of Directors; except that the executive committee shall not have the power or authority of the Board of Directors to (i) amend the Certificate of Incorporation or the By-Laws of the Corporation, (ii) fill vacancies on the Board of Directors, (iii) adopt an agreement or certification of ownership, merger or consolidation, (iv) recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, or a dissolution of the Corporation or a revocation of a dissolution, (v) declare a dividend, or (vi) authorize the issuance of stock.

SECTION 3.4. EXECUTIVE COMMITTEE MEETINGS. Regular and special meetings of the executive committee may be called and held subject to the same requirements with respect to time, place and notice as are specified in these By-Laws for regular and special meetings of the Board of Directors. Special meetings of the executive committee may be called by any member thereof. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special or regular meeting of the executive meeting if a quorum is present. At any meeting at which every member of the executive committee shall be present, in person or by telephone, even though without any notice, any business may be transacted. All action by the executive committee shall be reported to the Board of Directors at its meeting next succeeding such action.

The executive committee shall fix its own rules of procedure, and shall meet where and as provided by such rules or by resolution of the Board of Directors, but in every case the presence of a majority of the total number of members of the executive committee shall be necessary to constitute a quorum. In every case, the affirmative vote of a quorum shall be necessary for the adoption of any resolution.

SECTION 3.5. EXECUTIVE COMMITTEE VACANCIES. The Board of Directors, by majority vote of the Board of Directors then in office, shall fill vacancies in the executive committee by election from the directors.

ARTICLE IV

The Officers

SECTION 4.1. NUMBER AND TERM OF OFFICE. The officers of the Corporation shall consist of, as the Board of Directors may determine and appoint from time to time, a chief executive officer, a president, one or more executive vice-presidents, a secretary, a treasurer, a controller, and/or such other officers as may from time to time be elected or appointed by the Board of Directors, including such additional vice-presidents with such designations, if any, as may be determined by the Board of Directors and such assistant secretaries and assistant treasurers. In addition, the Board of Directors may elect a chairman of the Board and may also elect a vice-chairman as officers of the Corporation. Any two or more offices may be held by the same person. In its discretion, the Board of Directors may leave unfilled any office except as may be required by law.

The officers of the Corporation shall be elected or appointed from time to time by the Board of Directors. Each officer shall hold office until his successor shall have been duly elected or appointed or until his death or until he shall resign or shall have been removed by the Board of Directors.

Each of the salaried officers of the Corporation shall devote his entire time, skill and energy to the business of the Corporation, unless the contrary is expressly consented to by the Board of Directors or the executive committee.

SECTION 4.2. REMOVAL. Any officer may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation would be served thereby.

SECTION 4.3. THE CHAIRMAN OF THE BOARD. The chairman of the Board, if any, shall preside at all meetings of stockholders and of the Board of Directors and shall have such other authority and perform such other duties as are prescribed by law, by these By-Laws and by the Board of Directors. The Board of Directors may designate the chairman of the Board as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

SECTION 4.4. THE VICE-CHAIRMAN. The vice-chairman, if any, shall have such authority and perform such other duties as are prescribed by these By-Laws and by the Board of Directors. In the absence or inability to act of the chairman of the Board and the president, he shall preside at the meetings of the stockholders and of the Board of Directors and shall have and exercise all of the powers and duties of the chairman of the Board. The Board of Directors may designate the vice-chairman as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

SECTION 4.5. THE PRESIDENT. The president shall have such authority and perform such duties as are prescribed by law, by these By-Laws, by the Board of Directors and by the chief executive officer (if the president is not the chief executive officer). The president, if there is no chairman of the Board, or in the absence or the inability to act of the chairman of the Board, shall preside at all meetings of stockholders and of the Board of Directors. Unless the Board of Directors designates the chairman of the Board or the vice-chairman as chief executive officer, the president shall be the chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

SECTION 4.6. THE CHIEF EXECUTIVE OFFICER. Unless the Board of Directors designates the chairman of the Board or the vice-chairman as chief executive officer, the president shall be the chief executive officer. The chief executive officer of the Corporation shall have, subject to the supervision and direction of the Board of Directors, general supervision of the business, property and affairs of the Corporation, including the power to appoint and discharge agents and employees, and the powers vested in him by the Board of Directors, by law or by these By-Laws or which usually attach or pertain to such office.

SECTION 4.7. THE EXECUTIVE VICE-PRESIDENTS. In the absence of the chairman of the Board, if any, the president and the vice-chairman, if any, or in the event of their inability or refusal to act, the executive vice-president (or in the event there is more than one executive vice-president, the executive vice-presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the chairman of the Board, of the president and of the vice-chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the chairman of the Board, the president and the vice-chairman. Any executive vice-president may sign, with the secretary or an authorized assistant secretary, certificates for stock of the Corporation and shall perform such other duties as from time to time may be assigned to him by the chairman of the Board, the president, the vice-chairman, the Board of Directors or these By-Laws.

SECTION 4.8. THE VICE-PRESIDENTS. The vice-presidents, if any, shall perform such duties as may be assigned to them from time to time by the chairman of the Board, the president, the vice-chairman, the Board of Directors, or these By-Laws.

SECTION 4.9. THE TREASURER. Subject to the direction of chief executive officer and the Board of Directors, the treasurer shall have charge and custody of all the funds and securities of the Corporation; when necessary or proper he shall endorse for collection, or cause to be endorsed, on behalf of the Corporation, checks, notes and other obligations, and shall cause the deposit of the same to the credit of the Corporation in such bank or banks or depositary as the Board of Directors may designate or as the Board of Directors by resolution may authorize; he shall sign all receipts and vouchers for payments made to the Corporation other than routine receipts and vouchers, the signing of which he may delegate; he shall sign all checks made by the Corporation (provided, however, that the Board of Directors may authorize and prescribe by resolution the manner in which checks drawn on banks or depositories shall be signed, including the use of facsimile signatures, and the manner in which officers, agents or employees shall be authorized to sign); unless otherwise provided by resolution of the Board of Directors, he shall sign with an officer-director all bills of exchange and promissory notes of the Corporation; whenever required by the Board of Directors, he shall render a statement of his cash account; he shall enter regularly full and accurate account of the Corporation in books of the Corporation to be kept by him for that purpose; he shall, at all reasonable times, exhibit his books and accounts to any director of the Corporation upon application at his office during business hours; and he shall perform all acts incident to the position of treasurer. If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such sure ties as the Board of Directors may require.

SECTION 4.10. THE SECRETARY. The secretary shall keep the minutes of all meetings of the Board of Directors, the minutes of all meetings of the stockholders and (unless otherwise directed by the Board of Directors) the minutes of all committees, in books provided for that purpose; he shall attend to the giving and serving of all notices of the Corporation; he may sign with an officer-director or any other duly authorized person, in the name of the Corporation, all contracts authorized by the Board of Directors or by the executive committee, and, when so ordered by the Board of Directors or the executive committee, he shall affix the seal of the Corporation thereto; he may sign with the president or an executive vice-president all certificates of shares of the capital stock; he shall have charge of the certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors or the executive committee may direct, all of which shall, at all reasonable times, be open to the examination of any director, upon application at the secretary's office during business hours; and he shall in general perform all the duties incident to the office of the secretary, subject to the control of the chief executive officer and the Board of Directors.

SECTION 4.11. THE CONTROLLER. The controller shall be the chief accounting officer of the Corporation. Subject to the supervision of the Board of Directors, the chief executive officer and the treasurer, the controller shall provide for and maintain adequate records of all assets, liabilities and transactions of the Corporation, shall see that accurate audits of the Corporation's affairs are currently and adequately made and shall perform such other duties as from time to time may be assigned to him.

SECTION 4.12. THE ASSISTANT TREASURERS AND ASSISTANT SECRETARIES. The assistant treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors may determine. The assistant secretaries as thereunto authorized by the Board of Directors may sign with the chairman of the Board, the president, the vice-chairman or an executive vice-president, certificates for stock of the Corporation, the issue of which shall have been authorized by a resolution of the Board of Directors. The assistant treasurers and assistant secretaries, in general, shall perform such duties as shall be assigned to them by the treasurer or the secretary, respectively, or chief executive officer, the Board of Directors, or these By-Laws.

SECTION 4.13. SALARIES. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

SECTION 4.14. VOTING UPON STOCKS. Unless otherwise ordered by the Board of Directors or by the executive committee, any officer, director or any person or persons appointed in writing by any of them, shall have full power and authority in behalf of the Corporation to attend and to act and to vote at any meetings of stockholders of any corporation in which the Corporation may hold stock, and at any such meeting shall possess and may exercise any and all the rights and powers incident to the ownership of such stock, and which, as the owner thereof, the Corporation might have possessed and exercised if present. The Board of Directors may confer like powers upon any other person or persons.

ARTICLE V

Contracts and Loans

SECTION 5.1. CONTRACTS. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 5.2. LOANS. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

ARTICLE VI

Certificates for Stock and Their Transfer

SECTION 6.1. CERTIFICATES FOR STOCK. Certificates representing stock of the Corporation shall be in such form as may be determined by the Board of Directors. Such certificates shall be signed by the chairman of the Board, the president, the vice-chairman or an executive vice-president and/or by the secretary or an authorized assistant secretary and shall be sealed with the seal of the Corporation. The seal may be a facsimile. If a stock certificate is countersigned (i) by a transfer agent other than the Corporation or its employee, or (ii) by a registrar other than the Corporation its employee, any other signature on the certificate may be a facsimile. In the event that any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. All certificates for stock shall be consecutively numbered or otherwise identified. The name of the person to whom the shares of stock represented thereby are issued, with the number of shares of stock and date of issue, shall be entered on the books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificates shall be issued until the former certificate for a like number of shares of stock shall have been surrendered and canceled, except that, in the event of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

SECTION 6.2. TRANSFERS OF STOCK. Transfers of stock of the Corporation shall be made only on the books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the Corporation, and on surrender for cancellation of the certificate for such stock. The person in whose name stock stands on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.

SECTION 6.3. CORPORATE STOCK. Unless otherwise indicated and designated otherwise, Corporate stock is understood to be Common Stock.

ARTICLE VII

Fiscal Year

SECTION 7.1. FISCAL YEAR. The fiscal year of the Corporation shall begin on the first day of January in each year and end on the last day of December in each year.

ARTICLE VIII

Seal

SECTION 8.1. SEAL. The Board of Directors shall approve a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation.

ARTICLE IX

Waiver of Notice

SECTION 9.1. WAIVER OF NOTICE. Whenever any notice is required to be given under the provisions of these By-Laws or under the provisions of the Certificate of Incorporation or under the provisions of the corporation law of the state of incorporation, waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of any person at a meeting for which any notice is required to be given under the provisions of these By-Laws, the Certificate of Incorporation or the corporation law of the state of incorporation shall constitute a waiver of notice of such meeting except when the person attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE X

Amendments

SECTION 10.1. AMENDMENTS. These By-Laws may be altered, amended or repealed and new By-Laws may be adopted at any meeting of the Board of Directors of the Corporation by the affirmative vote of a majority of the members of the Board, or by the affirmative vote of a majority of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XI

Indemnification

SECTION 11.1. INDEMNIFICATION. The Corporation shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Florida, as amended from time to time.

The above By-Laws are certified to have been adopted by the Board of Directors of the Corporation on the ___th day of ________, 2003.

/s/ ____________________

____

Secretary

EXHIBIT 11

ADAM J. LAUFER ESQ.
ATTORNEY AT LAW

March 10, 2003

Adamus Corporation
650 West Avenue
Suite 1509
Miami Beach, Florida 33139

Re: Offering Circular on Form 1-A Relating to the Distribution of 5,000,000 Shares of Common Stock

Gentlemen:

Since February 25, 2003, this firm has acted as securities counsel for Adamus Corporation, (the "Company"), a Florida corporation organized under
the Florida General Corporate Law, in connection with exempt offering as filed to Regulation A of the Securities Act of 1933, as amended, of shares of the Company's common stock (the "Shares").

You have requested our opinion regarding the legality of the Shares to be issued pursuant to the offering circular on Form 1-A (the "Registration Statement"). We have examined originals or copies, certified to our satisfaction, of such records, agreements and other instruments of the Company, certificates or public officials, certificates of the officers or other representatives of the Company, and other documents, as we have deemed necessary as a basis for the opinions hereinafter set forth. As to various questions of fact material to such opinions, we have, when relevant facts were not independently established, relied upon written certifications of officers and references, including (but not limited to) statements contained in the Registration Statement.

Our opinions, insofar as they address issues of Florida law, are based solely upon our review of (i) the records of the Company; (ii) the Florida General Corporate Law, including the statutory provisions and also all applicable provisions of the Florida and reported judicial decisions interpreting these laws; and (iii) a certified copy of the Company's February 25, 2003 Articles of Incorporation. Subject to the foregoing, we do not express our opinion herein concerning any law other than the federal laws of the United States.

We have assumed the genuineness of all signatures on documents reviewed by or presented to us, the legal capacity of natural persons, the authenticity of all items submitted to us as originals and the conformity with originals of all items submitted to us as copies.

Based upon the foregoing, we are of the opinion that:

1. The Company is a duly organized, validly existing corporation under the laws of the State of Florida.

2. The Shares of the Company to be offered pursuant to the Prospectus forming a part of the Registration Statement are validly authorized and when (a) the pertinent provisions of the Securities Act of 1933, as amended, and such state securities laws and regulations as may be applicable have been complied with and (b) such Shares have been duly delivered against payment therefor as contemplated by the offer contained in the Prospectus, such Shares will be validly issued, fully paid and non-assessable under the law of Florida.

Our opinion is expressed as of the date hereof, and we do not assume any obligations to update or supplement our opinion to reflect any fact or circumstances which hereafter comes to our attention or any change in the law that hereafter occurs.

We hereby consent to the reference to our firm in the "Experts" section of the Prospectus and to the inclusion of this opinion as an Exhibit to
the Registration Statement.

Adam J. Laufer Esq.,
Attorney at Law

By: /s/ Adam J Laufer

Adam J. Laufer

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami Beach, State of Florida, on March _______, 2003.

Adamus Corporation

____
By Scott Rigg,
President, Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____
Adam J. Laufer
Chairman of the Board of Directors

____
Scott Rigg
President, Chief Executive Officer and Director

____
Brian Elias
Director

PART I

NOTIFICATION

ADAMUS CORPORATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Adam J. Laufer Esq. 650 West Avenue Suite 1509, Miami Beach Florida 33139

Brian Elias Esq. 100 S.E 2nd Street, 17th Floor, Miami Florida 33131

Scott Rigg 650 West Avenue Suite 2901, Miami Beach Florida 33139

(b) the issuer's officers;

Scott Rigg 650 West Avenue Suite 2901, Miami Beach Florida 33139

(c) the issuer's general partners;

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Life Extensions HRT, Inc. is the parent company of the issuer and currently owns 100% of the issuers common stock and will own 50% of the Company's common stock after the issuances made by this offering circular.

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

(f) promoters of the issuer;

(g) affiliates of the issuer;

(h) counsel to the issuer with respect to the proposed offering;

Adam J. Laufer Esq. 650 West Avenue Suite 1509, Miami Beach, Florida 33139

(i) each underwriter with respect to the proposed offering;

(j) the underwriter's directors;

(k) the underwriter's officers;

(l) the underwriter's general partners; and

(m) counsel to the underwriter.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

No affiliate re-sales are to be made..

ITEM 4. Jurisdictions in Which Securities Are to be Offered

No offers of securities are to be made hereunder, the shares are to be issued per a pro-rata distribution to existing shareholders of Life Extensions HRT, Inc. Stock.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

No, unregistered securities were issued by the issuer or any of its predecessors or affiliated issuers apart from the shares issued to the incorporator, the issuers parent company, Life Extensions HRT, Inc., as a result of its incorporation. The amount of shares so issued in conjunction with the formation of the company was 5,000,000 par value $0.0001, the shares were issued for the issuers online properties relating to the business to be done by the issuer and prospect databases, together with an aggregate value of $61,000

ITEM 6. Other Present or Proposed Offerings

Nor the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) No arrangements are known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:
(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b)No underwriters that are known to any of the persons listed in section 1, intend to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

The counsel named in this prospectus as having given an opinion on the validity of the shares being registered and upon other legal matters concerning the registration or offering of the securities is the President, General counsel, director and stockholder of Life Extensions HRT, and will be a stockholder in the issuer after the spin-off.

ITEM 9. Use of a Solicitation of Interest Document

No publications authorized by Rule 254 were used prior to the filing of this notification.